ARRANGEMENT AGREEMENT

dated as of September 30, 2007

by and among

THOMAS WEISEL PARTNERS GROUP, INC.,

TWP ACQUISITION COMPANY (CANADA), INC.,

WESTWIND CAPITAL CORPORATION,

and

LIONEL CONACHER, as SHAREHOLDERS’ REPRESENTATIVE

ARTICLE I	DEFINITIONS	2

1.1	Specific Definitions	2
1.2	Other Terms	2

ARTICLE II	THE TRANSACTIONS	2
2.1	The Arrangement	2
2.2	Implementation Steps by the Company	2
2.3	Implementation Steps by the Parent and Canadian Sub	3
2.4	Interim Order	3
2.5	Articles of Arrangement, Closing Date and Closing.	3
2.6	Securities and Corporate Compliance.	3

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	3

3.1	Organization, Good Standing and Qualification	3
3.2	Capital Structure	3
3.3	Corporate Authority; Approval and Fairness	3
3.4	Governmental Filings; No Violations; Certain Contracts, Etc	3
3.5	Financial Statements; Certain Debt; Books and Records.	3
3.6	Undisclosed Liabilities, Etc	3
3.7	Absence of Certain Changes	3
3.8	Taxes	3
3.9	Permits; Registrations.	3
3.10	Compliance with Laws	3
3.11	Real Property	3
3.12	Intellectual Property	3
3.13	Contracts	3
3.14	Litigation	3
3.15	Employee Benefit Plans	3
3.16	Labor and Employment Matters.	3
3.17	Environmental Matters	3
3.18	Insurance	3
3.19	Certain Payments	3
3.20	Related Party Transactions	3
3.21	Brokers and Finders	3
3.22	Disclaimer	3

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND CANADIAN SUB	3

4.1	Organization, Good Standing and Qualification	3
4.2	Corporate Authority.	3
4.3	Capitalization	3
4.4	Capital Structure of Canadian Sub	3
4.5	Governmental Filings; No Violations; Certain Contracts, Etc	3

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4.6	Parent Reports; Financial Statements	3
4.7	Financial Ability	3
4.8	Litigation	3

ARTICLE V	COVENANTS OF THE COMPANY	3

5.1	Interim Operations	3
5.2	Acquisition Proposals.	3
5.3	Access and Reports	3

ARTICLE VI	OTHER COVENANTS	3

6.1	Filings; Other Actions; Notification.	3
6.2	Publicity	3
6.3	Social and Employee-Related Plans	3
6.4	Parent Arrangement Shares for Exchange	3
6.5	Proxy Statement Filing, etc	3
6.6	Parent Meeting	3
6.7	Further Assurances	3
6.8	Expenses	3
6.9	Additional Covenants of Parent and Canadian Sub.	3
6.10	Cooperation	3
6.11	Update to Schedules	3
6.12	Tax Election	3
6.13	Equity and Pledge Agreements	3

ARTICLE VII	CONDITIONS TO CLOSING	3

7.1	Conditions to Each Party’s Obligation to Effect the Arrangement	3
7.2	Conditions to Obligations of Parent and Canadian Sub	3
7.3	Conditions to Obligation of the Company	3

ARTICLE VIII	TERMINATION	3

8.1	Termination by Mutual Consent	3
8.2	Termination by Either the Parent or the Company	3
8.3	Termination by the Company	3
8.4	Termination by the Parent	3
8.5	Effect of Termination and Abandonment	3

ARTICLE IX	INDEMNIFICATION; SHAREHOLDERS’ REPRESENTATIVE	3

9.1	Survival.	3
9.2	Indemnification by the Shareholders.	3
9.3	Indemnification by the Parent.	3
9.4	Monetary Limits on Indemnification	3
9.5	Exclusivity	3
9.6	Procedure Related to Direct Claim.	3

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9.7	Procedures Related to Third Party Claim.	3
9.8	Insurance; Tax Benefits	3
9.9	Shareholders’ Representative	3
9.10	Adjustment to Arrangement Consideration	3

ARTICLE X	RESERVED	3

ARTICLE XI	MISCELLANEOUS	3

11.1	Notices	3
11.2	Amendments and Waivers.	3
11.3	Successors and Assigns	3
11.4	Governing Law	3
11.5	Consent to Jurisdiction	3
11.6	Counterparts	3
11.7	No Third Party Beneficiaries	3
11.8	Entire Agreement	3
11.9	Captions	3
11.10	Severability	3
11.11	Construction	3
11.12	Interpretation	3
11.13	Time of Essence	3
11.14	Expenses	3

SCHEDULE I-A	Shareholders Party to Voting Agreement
SCHEDULE I-B	Parent Stockholders Party to Voting Commitments
SCHEDULE II	Required Company Information
EXHIBIT A	Defined Terms
EXHIBIT B	Plan of Arrangement
EXHIBIT C	Social and Employee-Related Plans
EXHIBIT D	Arrangement Resolution
EXHIBIT E-1	Form of Legal Opinion(s) of Company Counsel
EXHIBIT E-2	Form of Legal Opinion of Sullivan & Cromwell LLP
EXHIBIT E-3	Form of Legal Opinion(s) of Stikeman Elliott LLP and Additional Parent Canadian Counsel
EXHIBIT F	Form of Company Voting Agreement
EXHIBIT G	Form of Voting Commitment
EXHIBIT H	Form of Equity Agreement
EXHIBIT I	Form of Pledge Agreement
EXHIBIT J	Form of Certificate of Designations
EXHIBIT K	Form of Voting and Exchange Trust Agreement
EXHIBIT L	Form of Exchangeable Share Support Agreement

Company Disclosure Letter

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”), dated as of September 30, 2007, by and among Thomas Weisel Partners Group, Inc., a Delaware corporation (the “Parent”), TWP Acquisition Company (Canada), Inc., a corporation organized under the Ontario Business Corporations Act and a wholly-owned subsidiary of the Parent (the “Canadian Sub”), Westwind Capital Corporation, a corporation organized under the Ontario Business Corporations Act (the “Company”), and Lionel Conacher, as Shareholders’ Representative.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) (i) deems it in the best interests of the Company and its Shareholders for the Company to effect the transactions provided for herein, including the Arrangement pursuant to which Canadian Sub will acquire all of the outstanding Company Common Shares and Company Class A Common Shares in exchange for aggregate consideration comprised of the Cash Payment and Consideration Shares (together, the “Arrangement Consideration”) pursuant to the Plan of Arrangement described herein, and (ii) has resolved to recommend that the Shareholders approve the Arrangement Resolution.

WHEREAS, the board of directors of the Parent (i) deems it advisable and in the best interests of Parent and its stockholders to effect, and to cause Canadian Sub to effect, the transactions provided for herein, and (ii) has resolved to recommend that the stockholders of the Parent vote in favor of the issuance of the Parent Arrangement Shares.

WHEREAS, as a condition and inducement to the Parent and Canadian Sub entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Parent and Canadian Sub are entering into the Voting Agreement with the Shareholders listed on Schedule I-A hereto pursuant to which, among other things, such Shareholders holding Company Common Shares and Company Class A Common Shares constituting the Requisite Company Vote, have agreed, subject to and in accordance with the terms thereof, to vote all Company Common Shares and Company Class A Common Shares owned by such Shareholders in favor of the approval of the Arrangement Resolution.

WHEREAS, as a condition and inducement to the Parent and Canadian Sub entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Shareholders listed on Schedule I-A are entering into the Equity Agreement and the Pledge Agreements with the Parent.

WHEREAS, as a condition and inducement to the Company entering into this Agreement and performing the obligations set forth herein, prior to or concurrently with the execution and delivery of this Agreement, each of the Parent stockholders identified in Schedule I-B has entered into a voting commitment (the “Voting Commitment”) in the form attached hereto as Exhibit G.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Specific Definitions. For purposes of this Agreement, the terms defined in Exhibit A have the meanings specified or referred to therein.

1.2 Other Terms. Other terms defined elsewhere in the text of this Agreement shall, unless otherwise indicated, have the meaning indicated throughout this Agreement.

ARTICLE II

THE TRANSACTIONS

2.1 The Arrangement. The Arrangement shall become effective on the Closing Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Closing in the order set out in the Plan of Arrangement in substantially the form set forth in Exhibit B to this Agreement.

2.2 Implementation Steps by the Company. The Company shall:

(a) subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner (including as to form, content and procedure) reasonably acceptable to the Parent under Section 182 of the OBCA for the Interim Order and thereafter use its reasonable best efforts to obtain the Interim Order as promptly as practicable;

(b) use its reasonable best efforts to convene and hold the Company Meeting, in accordance with the Interim Order, as promptly as practicable for the purpose of considering the Arrangement Resolution, and to distribute a written summary of this Agreement prepared by the Company in form and substance reasonably satisfactory to the Parent for consideration by the Shareholders in connection therewith;

(c) except as required to convene a quorum or otherwise as permitted under this Agreement, not adjourn (except as required by Law), postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the Parent’s consent (not to be unreasonably withheld or delayed);

(d) through the Company Board, recommend that Shareholders approve the Arrangement Resolution and use commercially reasonable efforts to solicit approval of the Arrangement Resolution from Shareholders representing the Requisite Company Vote;

(e) provide notice to the Parent of the Company Meeting and allow Representatives of the Parent to attend the Company Meeting;

(f) provide notice of the application for the Interim Order and Final Order to the Director;

(g) subject to obtaining the approvals as required by the Interim Order, as promptly as practicable after the Company Meeting, apply in a manner (including as to form, content and procedure) reasonably acceptable to the Parent, to the Court under Section 182 of the OBCA for the Final Order and thereafter use its reasonable best efforts to obtain the Final Order;

(h) subject to obtaining the Final Order and the satisfaction or waiver of the conditions to Closing set forth in Article VII hereto, on the date contemplated in Section 2.5(b) or as soon thereafter as reasonably practicable, send to the Director for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement; and

(i) without limiting the foregoing, (i) provide the Parent with all drafts, copies of the final versions of and a reasonable opportunity to review and comment on all applications, filings, motions and other documents prepared by or on behalf of the Company in connection with the approval of the Arrangement by the Court and the approval of the Arrangement Resolution by the Shareholders, (ii) consider in a reasonable manner all of the comments on, or proposed changes to, such documents received from, or on behalf of, the Parent, and (iii) make such changes to such documents as are reasonably acceptable to the Company.

2.3 Implementation Steps by the Parent and Canadian Sub. The Parent and Canadian Sub shall:

(a) subject to the terms of this Agreement, as soon as reasonably practicable following receipt of the Required Company Information, prepare and file with the SEC the Proxy Statement pursuant to Section 6.5;

(b) subject to the terms of this Agreement, as soon as reasonably practicable following the filing and mailing of the Proxy Statement, convene and hold the Parent Meeting for the purpose of considering and approving the issuance of the Parent Arrangement Shares pursuant to this Agreement and the Plan of Arrangement, and advise the Company from time to time as the Company reasonably requests as to the aggregate tally of the proxies received by the Parent in respect of the Parent Meeting;

(c) except as required to convene a quorum or otherwise as permitted under this Agreement, not adjourn (except as required by Law), postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Parent Meeting without the Company's consent (not to be unreasonably withheld);

(d) through the board of directors of the Parent, recommend that the stockholders of Parent vote in favor of the issuance of the Parent Arrangement Shares;

(e) the Parent shall amend the articles of Canadian Sub to create the Exchangeable Shares prior to the Effective Time in a manner consistent with the Canadian Sub share provisions in substantially the form attached as Annex A to the Plan of Arrangement;

(f) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, on the Closing Date, the Parent shall:

(1) file the Certificate of Designations, substantially in the form set forth in Exhibit J hereto, with the Secretary of State of the State of Delaware;

(2) execute and deliver and cause CallRightCo and Canadian Sub to execute and deliver, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement; and

(3) create (including if necessary by amending the Parent's certificate of incorporation) and issue to the Trustee the Voting Share;

(g) include disclosure in the Proxy Statement to be delivered to Parent’s stockholders in connection with the Parent Meeting, describing that certain stockholders (being the stockholders listed on Schedule I-B), including all members of the Parent’s Executive Committee, have entered into the Voting Commitment;

(h) prepare and file with all applicable securities commissions or similar securities regulatory authorities of Canada in consultation with the Company all necessary applications to seek exemptions from the prospectus, registration and other requirements of the applicable securities Laws of all relevant provinces in Canada, for the issuance and resale of Parent Common Stock (including Parent Common Stock issued upon the exchange of Exchangeable Shares) and Exchangeable Shares by the Shareholders on or after the Closing Date, without qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or pursuant to the fulfillment of any other legal requirement in any such jurisdiction (other than with respect to such first resale, any restrictions on transfer by reason of a holder being a "control person" of the Parent or Canadian Sub for purposes of Canadian securities Laws);

(i) carry out the terms of the Interim Order, as promptly as practicable and as required under the terms thereof to be carried out by the Parent or Canadian Sub;

(j) authorize and reserve for issuance shares of Parent Common Stock and Exchangeable Shares to be issued in the Arrangement and a sufficient number of shares of Parent Common Stock so that the retraction and exchange rights attached to the Exchangeable Shares may be honored;

(k) take all such steps and do all such acts and things, including without limitation, making or causing to be made the Cash Payment and issuing Exchangeable Shares and Parent Common Stock, as are specified in the Plan of Arrangement and the Final Order to be taken or done by the Parent or Canadian Sub; and

(l) without limiting the foregoing, (i) provide the Company with all drafts, copies of the final versions of and a reasonable opportunity to review and comment on all applications, filings, motions and other documents prepared by or on behalf of the Parent in connection with the Parent Meeting and the Proxy Statement, (ii) consider in good faith all of the comments on, or proposed changes to, such documents received from, or on behalf of, the Company, and (iii) make such changes to such documents as are reasonably acceptable to the Parent.

2.4 Interim Order. The application referred to in Section 2.2(a) shall request that the Interim Order provide:

(a) for each class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be not less than 67% of the votes cast on the Arrangement Resolution by the Shareholders present in person or by proxy at the Company Meeting, voting together as a single class, each Company Common Share entitling the holder thereof to one vote on the Arrangement Resolution and each Company Class A Common Share entitling the holder thereof to ten votes on the Arrangement Resolution (the “Requisite Company Vote”);

(c) that, in all other respects, the terms, restrictions and conditions of the Organizational Documents of the Company each as in effect as of the date of this Agreement, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d) for the notice requirements with respect to the application to the Court for the Final Order;

(e) that following Closing, the Shareholders shall be bound by, and through the Shareholders’ Representative entitled to exercise the rights and remedies in respect of, the representations, warranties and covenants in this Agreement, and under and to the extent provided in the indemnification provisions set forth in Article IX of this Agreement; and

(f) confirmation that dissent rights shall not be applicable to the Arrangement because of Section 6.6(a) of the unanimous shareholders' agreement dated June 10, 2004 in respect of the Company, as amended pursuant to an amendment dated May 30, 2005 (the “Shareholders’ Agreement”) and that such agreement and all rights and obligations thereunder shall terminate at the Closing.

2.5 Articles of Arrangement, Closing Date and Closing.

(a) The Articles of Arrangement shall implement the Plan of Arrangement, and shall, with such other matters as are necessary to effect the Arrangement, and all subject to the provisions of the Plan of Arrangement, provide as follows:

(1) the authorized share capital of Canadian Sub shall be increased or modified by the creation of an unlimited number of Exchangeable Shares having the rights, privileges, restrictions and conditions described in the Plan of Arrangement;

(2) each Shareholder shall be entitled to receive the consideration set out in the Plan of Arrangement for each Company Share held by it, on the terms and subject to the limitations and conditions set out in the Plan of Arrangement; and

(3) Canadian Sub shall become the holder of all of the issued and outstanding Company Shares on the Closing Date.

(b) On the second Business Day after the satisfaction or waiver (subject to applicable Laws) of the last condition to be satisfied or waived (the “Closing Date”) (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article VII, unless another time or date is agreed to in writing by the Parent and the Company, each acting reasonably, the Articles of Arrangement (in form and substance reasonably satisfactory to the Parent) shall be filed by the Company with the Director. From and after the Closing, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the OBCA. The closing of the Transactions (the “Closing”) will take place at the offices of Sullivan & Cromwell LLP located at 125 Broad Street, New York, NY 10004, on the Closing Date, or at such other location as may be agreed upon by the Parent and the Company.

2.6 Securities and Corporate Compliance.

(a) Each of the Parent and Canadian Sub, on the one hand, and the Company, on the other hand, shall furnish to the other all such information concerning it, its respective Affiliates and its respective shareholders as may be reasonably required to effect the actions described in Section 2.2, Section 2.3, Section 2.5 and this Section 2.6, and each covenants and represents to the other, as to itself and its Subsidiaries, that no information furnished by it or its Subsidiaries that is included or incorporated by reference in (i) the Proxy Statement, (ii) the applications for the Interim Order and the Final Order or (iii) the other documents distributed to the Shareholders in connection with the Company Meeting will, at the date of mailing or filing thereof and, in respect of the Proxy Statement, at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

(b) Each of the Parent and Canadian Sub, on the one hand, and the Company, on the other hand, shall promptly notify the other if at any time before the Closing it becomes aware that any application for an order described in Section 2.2, Section 2.3, Section 2.5 and this Section 2.6 does not conform to the requirements of Section 2.6(a), or otherwise requires an amendment or supplement to such application. In any such event, the Parent, Canadian Sub and the Company shall cooperate in the preparation of a supplement or amendment to such document, as required and as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to the Shareholders and filed with the relevant securities regulatory authorities of the other provinces and territories of Canada.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Parent by the Company concurrently with the entering into of this Agreement (the “Company Disclosure Letter”) or to the extent that the qualifying nature of such disclosure with respect to such section or subsection is reasonably apparent from the disclosure in any other section or subsection of the Company Disclosure Letter, the Company hereby represents and warrants to the Parent and Canadian Sub that:

3.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws (as defined in Section 3.10) of its respective jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be expected to have a Company Material Adverse Effect. The Company has made available to the Parent complete and correct copies of the Organizational Documents of the Company and each of its Subsidiaries, each as amended as of the date of this Agreement.

3.2 Capital Structure.

(a) The authorized share capital of the Company consists of (i) an unlimited number of common shares of which 9,825,678 shares are outstanding as of the date hereof (the “Company Common Shares”), (ii) 750,000 Class A Common Shares of which 750,000 shares are outstanding as of the date hereof (the “Company Class A Common Shares”), (iii) an unlimited number of Class A Preference Shares, none of which are outstanding as of the date hereof and (iv) an unlimited number of Class B Preference Shares, none of which are outstanding as of the date hereof (collectively, the “Company Shares”). All of the Company Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares reserved for issuance. The Company is not a reporting issuer (as such term is defined under the Securities Act (Ontario)) and there is no published market for the Company Shares.

(b) The Company has, concurrently with the execution and delivery of this Agreement, delivered to the Parent a true and complete list (the “Shareholder List”) of the Shareholders on the date hereof, showing with respect to each such Shareholder (i) the number of Company Common Shares and Company Class A Common Shares owned beneficially and of record by such Shareholder, (ii) the number and class of any restricted shares held by such Shareholder that remain subject to repurchase, redemption or call or a vesting period following the Closing and a description of such repurchase, redemption or call rights or vesting period, and (iii) an estimate of the portion of the Arrangement Consideration to which such Shareholder would be entitled in connection with the Arrangement based on information reasonably available to the Company and the agreed assumptions and allocations set forth in such schedule. No shareholder or former shareholder of the Company or any other Person is or could be entitled to additional payments under the Shareholders Agreement in connection with the Transactions, including pursuant to Sections 3.9(d) and 6.6(b) thereof, other than, in the case of Shareholders, their portion of the Arrangement Consideration hereunder.

(c) Each outstanding share of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company directly or indirectly, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). There are no preemptive or other outstanding options, warrants, agreements, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of Capital Stock of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations granting the holders thereof the right to vote (upon a conversion or otherwise) with the Shareholders on any matter.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person in each such Subsidiary and (y) the Capital Stock or other direct or indirect ownership interest beneficially owned by the Company or any of its Subsidiaries in any other Person, except for broker warrants and trading positions maintained by the Company and its Subsidiaries in the ordinary course of business. The Company does not own, directly or indirectly, any voting interest in any other Person. For the purpose of this Section 3.2(d), “beneficially owned” means the power, directly or indirectly, of a Person to direct the vote or disposition of shares of Capital Stock.

3.3 Corporate Authority; Approval and Fairness. a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement and to consummate the Arrangement, subject only to the approval of the Arrangement by the Court and the adoption of the Arrangement Resolution. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

(b) The Company Board has (A) determined that the Arrangement is fair to, and in the best interests of, the Company and its Shareholders, approved this Agreement and the Arrangement and the other transactions contemplated hereby, and resolved to recommend that the Shareholders approve the Arrangement Resolution (the “Company Recommendation”) and (B) directed that the Arrangement Resolution be submitted to the Shareholders for their approval.

3.4 Governmental Filings; No Violations; Certain Contracts, Etc. b) Other than the filings, notices, approvals, orders, consents, registrations, permits and authorizations (A) pursuant to Section 2.2, (B) required by the Financial Industry Regulatory Authority, (C) required by the Investment Dealers Association of Canada, (D) required by the Financial Services Authority; and (E) set out in Section 3.4(a) of the Company Disclosure Letter (collectively, the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any approvals, orders, consents, registrations, permits or authorizations required to be obtained by the Company from, any U.S., Canadian, U.K., or other governmental, regulatory or Self Regulatory Organization, agency, commission or body or any court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Arrangement and the other transactions contemplated hereby by the Company.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Arrangement and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of the Organizational Documents of the Company or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage or indenture (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Arrangement and the other transactions contemplated hereby) compliance with the matters referred to in Section 3.4(a), under any requirement of Law applicable to the Company or any of its Subsidiaries or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, have a Company Material Adverse Effect. Section 3.4(b) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts pursuant to which consents or waivers are required prior to consummation of the transactions contemplated by this Agreement.

3.5 Financial Statements; Certain Debt; Books and Records.

(a) True and complete copies of the Company’s audited consolidated balance sheet as of December 31, 2006 (the “Audit Date”) and December 31, 2005, together with related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004, are included in Section 3.5(a)(i) of the Company Disclosure Letter (the “Annual Financial Statements”). True and complete copies of the Company’s unaudited consolidated balance sheet as of June 30, 2007 and 2006, together with related consolidated unaudited statements of income for the six months period then ended, are included in Section 3.5(a)(ii) of the Company Disclosure Letter (the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present the consolidated financial condition and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated (subject, in the case of the Interim Financial Statements, to absence of notes and normal year-end recurring audit adjustments that will not be material in amount or effect). Neither the Company nor any of its Subsidiaries is a party to or otherwise involved in any “off-balance sheet arrangements.”

(b) The books and records of the Company and each of its Subsidiaries are complete and correct in all material respects and maintained in all material respects in accordance with sound business practices and with the applicable rules of any Governmental Entity. At the Closing, all material books and records of the Company and its Subsidiaries will be in the possession or control of the Company or will be made available or delivered to the Parent at or promptly following the Closing.

(c) The Company and its Subsidiaries maintain books, records and accounts that, in all material respects, accurately and fairly reflect the transactions and dispositions of the Company’s and its Subsidiaries’ assets. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

3.6 Undisclosed Liabilities, Etc. c) Section 3.6 of the Company Disclosure Letter sets forth all of the outstanding Indebtedness of the Company and its Subsidiaries as of the date hereof.

(b) The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether known, unknown, absolute, accrued, contingent or otherwise, whether direct or indirect, or as guarantor or otherwise with respect to any liability or obligation of any other Person and whether due or to become due), except (i) as and to the extent reflected in the Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business under the Contracts and not required under GAAP to be reflected in the Financial Statements or (iii) incurred since June 30, 2007 in the ordinary course of business.

3.7 Absence of Certain Changes. From the Audit Date to the date hereof, the Company and its Subsidiaries have conducted their business only in the ordinary course of their business consistent with past practices and there has not been any Company Material Adverse Effect. In particular, from the Audit Date to the date hereof, except as otherwise permitted by this Agreement there has not been:

(a) any merger or consolidation with any other Person or winding-up, dissolution or liquidation of the Company or any of its Subsidiaries;

(b) any acquisition of assets in excess of $250,000 on an individual basis or $500,000 in the aggregate (including the acquisition of shares of capital stock of a Person) outside the ordinary course of business by the Company or its Subsidiaries from any other Person;

(c) any incurrence of indebtedness by the Company or its Subsidiaries for borrowed money or any guarantee of any such indebtedness of any other Person or any issuance or sale of any debt securities or warrants or other rights to acquire any debt securities, other than indebtedness for borrowed money incurred in the ordinary course of business by the Company and its Subsidiaries consistent with past practices;

(d) transfer, sale, lease or other disposition of any of the Company’s or its Subsidiaries’ assets or businesses, other than in the ordinary course of business;

(e) issuance, sale, transfer or other disposition or encumbrance by the Company or its Subsidiaries of the Company’s or its Subsidiaries’ Equity Securities;

(f) any reclassification, split, combination, subdivision, redemption, purchase or other acquisition by the Company or its Subsidiaries of any of the Company’s or its Subsidiaries’ Equity Securities;

(g) any termination or departure of any managing director-level employee of the Company or any of its Subsidiaries;

(h) any exercise of Broker Warrants by the Company or its Subsidiaries other than in the ordinary course of business;

(i) any transaction of the type described in Section 3.20(b);

(j) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(k) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of Capital Stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company);

(l) any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries;

(m) any change in the methodology used for determining compensation or severance that results in an increase in the compensation or severance payable or to become payable to its officers or employees (except for increases in compensation to employees in the ordinary course of business and consistent with past practice) or any establishment, adoption, entry into or amendment of any employee benefit plan, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws;

(n) any amendment or change to the Organizational Documents;

(o) any material Tax election, any material change in method of Tax accounting, any change in respect of a material Tax election previously made by the Company or any of its Subsidiaries or any settlement of a material Tax claim with any Governmental Entity; or

(p) any agreement or undertaking by the Company or any of its Subsidiaries to do any of the foregoing.

3.8 Taxes. The Company and each of its Subsidiaries (i) have duly and timely prepared in good faith and filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (ii) have paid all Taxes that were required to be paid by them and withheld all Taxes that the Company or any of its Subsidiaries were obligated to withhold from amounts owing to any employee, creditor or third party, other than Taxes that are immaterial in amount or that are being contested in good faith (and for which adequate reserves have been established), (iii) have made adequate reserves for all material Taxes that are not yet due and payable, and (iv) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened any material audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters relating to the Company or any of its Subsidiaries. There are not, to the Knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that would, if resolved against the Company or any such Subsidiary, have a Company Material Adverse Effect. The Company has made available to the Parent true and correct copies of all Tax Returns filed by the Company and its Subsidiaries since December 31, 2003. Neither the Company nor any of its Subsidiaries has any material liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2003 in excess of the amounts accrued with respect thereto that are reflected in the Financial Statements.

3.9 Permits; Registrations.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material registration of the Company and its Subsidiaries and each employee of any of them as a broker-dealer, a registered representative or a sales person (or in a similar capacity) with any Self-Regulatory Organization or the securities or commodities commission or other Governmental Entity of any state, province or other jurisdiction; and no other such registrations are required for the Company and its Subsidiaries to own and operate their businesses as presently conducted. Each such registration is in good standing in all material respects.

(b) The Company and its Subsidiaries have all material permits, governmental licenses, and similar authority necessary for the conduct of their businesses as presently conducted. Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

(c) Neither the Company nor any of its Subsidiaries is required to be registered under the U.S. Investment Company Act of 1940, as amended.

3.10 Compliance with Laws. The business of the Company and its Subsidiaries has been, and is being, conducted in compliance, in all material respects, with all national, federal, state, provincial, local or foreign statutes, ordinances, rules or regulations, in each case having the force of law. Except with respect to regulatory matters covered by Section 3.4(a), no investigation or review by any Governmental Entity (including any Self-Regulatory

Organization) with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened. Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, exemptions and orders issued or granted by a Governmental Entity necessary to conduct its business as presently conducted, except those the absence of, or non-compliance with, which would not be expected to result in a Company Material Adverse Effect.

3.11 Real Property. d) Neither the Company nor any of its Subsidiaries owns any real property.

(b) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid and in good standing in all material respects, and none of the Company or any of its Subsidiaries is in material breach of or material default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by any of the Company or its Subsidiaries.

(c) Section 3.11(c) of the Company Disclosure Letter sets forth all leases and subleases of the Leased Real Property that require the consent or approval of the landlord in connection with or upon completion of the Arrangement or the transactions contemplated by this Agreement.

(d) To the Knowledge of the Company, neither the whole (nor any material portion) of Leased Real Property has been condemned, requisitioned, or otherwise taken by any Governmental Entity. No notice of any such condemnation, requisition, or taking has been received by the Company or any of its Subsidiaries. To the Knowledge of the Company, no such condemnation, requisition, or taking of any of the Leased Real Property is threatened.

3.12 Intellectual Property. e) The Company and each of its Subsidiaries has sufficient rights to use all Intellectual Property material to their businesses as presently conducted. Such Intellectual Property owned by the Company and its Subsidiaries is valid, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or any of its Subsidiaries’ use thereof or their rights thereto in any material respect. Neither the Company nor any of its Subsidiaries has infringed or otherwise violated in any material respect the Intellectual Property rights of any third party.

(b) The IT Assets of the Company and its Subsidiaries operate and perform in all material respects as required by the Company and its Subsidiaries to operate their business as currently conducted. To the Knowledge of the Company, no person has gained unauthorized access to the IT Assets. The Company has, and each of its Subsidiaries have, implemented reasonable backup and disaster recovery technology related to their respective IT Assets consistent with industry practices.

3.13 Contracts. f) Other than as set forth in Section 3.13(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by:

(1) any lease of real or personal property providing for annual rentals of $250,000 or more;

(2) any Contract requiring payments to or from the Company and its Subsidiaries of more than $250,000;

(3) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(4) any Contract that (i) purports to limit the type of business in which the Company or any of its Subsidiaries may engage or the geographic locations in which the Company or any of its Subsidiaries may engage in any business, (ii) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries, (iii) grants “most favored nation” status to any Person, (iv) prohibits or limits the rights of the Company or any of its Subsidiaries to perform any services or conduct any business, or (v) purports to prohibit the Company or any of its Subsidiaries from acquiring the assets or securities of another Person or any of such Person’s Affiliates;

(5) any Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five percent or more of the Company Common Shares or the Company Class A Common Shares;

(6) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is entered into in the ordinary course of business;

(7) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any Capital Stock of any Person or assets (other than Broker Warrants or other securities or commodities trading contracts entered into in the ordinary course of business); and

(8) any other Contract or group of related Contracts that, if terminated, would be expected to result in a Company Material Adverse Effect (the Contracts described in clauses (1) - (8), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(b) A copy of each Material Contract has previously been made available to the Parent and is in full force and effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in material default or breach thereof.

3.14 Litigation. There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any other facts or circumstances of which the Company has Knowledge that could reasonably be expected to result in any material claims against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

3.15 Employee Benefit Plans. g) Section 3.15(a) of the Company Disclosure Letter sets forth a complete list of all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company (other than employment contracts in respect of employees of the Company or its Subsidiaries), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock based, incentive and bonus plans (the “Company Benefit Plans”). True and complete copies of all Company Benefit Plans listed in Section 3.15(a) of the Company Disclosure Letter have been made available to Parent.

(b) All contributions required to be made under each Company Benefit Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in accordance with GAAP in the most recent Interim Financial Statements.

(c) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution and delivery of this Agreement, shareholder approval of the Arrangement Resolution nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in the acceleration of any other material obligation pursuant to, any Company Benefit Plan, or (y) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan. None of the Arrangement, the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement will require or result in payments or entitlements under any Company Benefit Plans that would attract any excise Tax or not be deductible by the Company under applicable tax laws.

(d) All Company Benefit Plans comply in all material respects with applicable local Law. The Company and its Subsidiaries have no material unfunded liabilities with respect to any such Company Benefit Plan. There is no pending or, to the Knowledge of the Company, threatened material litigation to which the Company or any of its Subsidiaries is, or would be, a party relating to the Company Benefit Plans.

3.16 Labor and Employment Matters.

(a) As of the date hereof, no employee of the Company or any of its Subsidiaries holding more than 100,000 Company Shares has given notice terminating employment with the Company or any of its Subsidiaries, which termination will be effective on or after the date of this Agreement and, to the Knowledge of the Company, as of the date hereof, no such employee plans to terminate his or her employment with the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding in which a Person has asserted that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

3.17 Environmental Matters. Except for such matters that, individually or in the aggregate, would not be expected to result in a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have complied at all times with all applicable Environmental Laws, (ii) no property currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is or has been contaminated by the Company or its Subsidiaries with any Hazardous Substance, (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property, (iv) neither the Company nor any of its Subsidiaries has been associated with any release of any Hazardous Substance, (v) neither the Company nor any of its Subsidiaries has received any written communication (or, to the Knowledge of the Company, any oral communication) alleging that the Company or any of its Subsidiaries may be in violation of, or subject to a claim for liability under, any Environmental Law and (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party in respect of liability for claims under any Environmental Law or with respect to any Hazardous Substances.

3.18 Insurance. The Company and its Subsidiaries carry property, casualty, general liability and executive liability insurance policies (“Insurance Policies”) with reputable insurance carriers, providing customary coverage for all normal risks incident to the business of the Company and its Subsidiaries that are substantially equivalent to those carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards. The Company and its Subsidiaries are in good standing under each Insurance Policy and all premiums due with respect to all Insurance Policies have been paid.

3.19 Certain Payments. No director, officer, agent, or employee of the Company or any of its Subsidiaries, either in their capacity as such or otherwise on behalf of the Company or any of its Subsidiaries, has directly or indirectly (i) made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services, or (ii) established or maintained any fund or asset required by GAAP or the U.S. Foreign Corrupt Practices Act (assuming it were applicable to the Company) to be recorded in the books and records of the Company that has not been so recorded.

3.20 Related Party Transactions. No director or executive officer of the Company or any of its Subsidiaries or any immediate family member of any such director or executive officer: (a) is a party adverse to the Company or any of its Subsidiaries in any material legal proceeding or has a material interest adverse to the Company in any such legal proceeding or (b) has, since the beginning of the Company's last fiscal year, had a direct or indirect material interest in a transaction, or will have a direct or indirect material interest in a currently proposed transaction, in which the Company or any of its Subsidiaries is a participant and the amount involved exceeds $120,000 (other than with respect to the transactions contemplated by this Agreement). For purposes of this Section 3.20, “immediate family member” of a director or executive officer means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director or executive officer and any person, other than a tenant or employee, sharing the household of a director or executive officer and “executive officer” shall have the meaning set forth in Rule 3b-7 under the Exchange Act (it being understood that without limiting the foregoing, those individuals included within the definition of Knowledge of the Company shall be considered “executive officers”).

3.21 Brokers and Finders. Neither the Company nor any of its Subsidiaries nor any of the Shareholders nor any of the officers, directors or employees of the Company or any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the execution and delivery of this Agreement, the Arrangement or the other transactions contemplated in this Agreement.

3.22 Disclaimer. Neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, employees, Shareholders or representatives has made, and shall not be deemed to have made, to Parent any representation or warranty other than those expressly made by it in Sections 3.1 through 3.22. In particular, other than with respect to those representations and warranties above and in the other Transaction Agreements or the Letter of Transmittal, none of the Company, its Subsidiaries, nor any of their respective officers, directors, employees, Shareholders or representatives has made any other representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries, the Company Shares or the business currently, previously or proposed to be conducted by the Company and its Subsidiaries, or the Parent including as to (a) merchantability or fitness for any particular use or purpose, (b) the operation of the business of the Company and its Subsidiaries by the Parent after the Closing in any manner or (c) the probable success or profitability of such business after the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND CANADIAN SUB

The Parent and Canadian Sub hereby represent and warrant, jointly and severally, to the Company and the Shareholders that:

4.1 Organization, Good Standing and Qualification. Each of the Parent and Canadian Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

4.2 Corporate Authority.

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(a) Each of the Parent and Canadian Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the approval by the holders of a simple majority of shares of Parent Common Stock voting at a stockholders’ meeting (the “Parent Meeting”) duly called and held for such purpose (the “Requisite Parent Vote”) of the issuance of the Parent Arrangement Shares contemplated by this Agreement and the Plan of Arrangement. Each of this Agreement and the other Transaction Agreements to which the Parent or Canadian Sub is a party has been duly executed and delivered by it, is a valid and binding agreement, and is enforceable against it in accordance with its terms.

(b) The board of directors of the Parent has (A) approved this Agreement, the Plan of Arrangement and the other transactions contemplated hereby and resolved to recommend that the holders of Parent Common Stock vote in favor of the issuance of the Parent Arrangement Shares contemplated by this Agreement and the Plan of Arrangement (the “Parent Recommendation”) and (B) directed that such matter be submitted to the holders of Parent Common Stock for their approval at the Parent Meeting.

(c) The Parent Arrangement Shares, when issued pursuant to the terms of this Agreement, the Plan of Arrangement and the Voting and Exchange Trust Agreement will be validly issued, fully paid and nonassessable, and no stockholder of the Parent or any other Person will have any preemptive right of subscription or purchase in respect thereof.

4.3 Capitalization. The authorized capital stock of the Parent consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 25,547,611 (“Parent Common Stock”), were outstanding as of the close of business on September 28, 2007. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Parent has no Parent Common Stock reserved for issuance and there are no outstanding options, warrants or other rights that obligate the Parent to issue or sell any shares of Parent Common Stock, or any securities or obligations convertible or exchangeable into or exercisable for, or a right to subscribe for or acquire, any shares of Parent Common Stock except for Parent Common Stock issuable upon exercise of stock options or other awards that have been or may be granted under the Thomas Weisel Partners Group, Inc. Equity Incentive Plan, under which, as of the close of business on September 28, 2007, there were 6,089,160 shares of Parent Common Stock issuable in respect of such stock options and other awards.

4.4 Capital Structure of Canadian Sub. The authorized capital stock of Canadian Sub consists of an unlimited number of common shares (“Canadian Sub Common Stock”), of which 100 were outstanding and owned by CallRightCo as of the date hereof. All of the issued and outstanding shares of Canadian Sub Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The authorized capital stock of CallRightCo consists of 100,000,000 common shares (“CallRightCo Common Stock”), of which 100 were outstanding and owned by the Parent as of the date hereof. All of the issued and outstanding shares of CallRightCo Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Canadian Sub Acquisition Shares, when issued pursuant to the terms of this Agreement and the Plan of Arrangement, will be validly issued, fully paid and nonassessable, no shareholder of Canadian Sub will have any preemptive right of subscription or purchase in respect thereof and no other shares of any class of capital stock of Canadian Sub will be outstanding as of the Closing Date except for the Exchangeable Shares to be issued on Closing.

4.5 Governmental Filings; No Violations; Certain Contracts, Etc. h) Other than the filings and/or notices (A) pursuant to Section 2.2, (B) under the Investment Canada Act, (C) required by the Financial Industry Regulatory Authority, (D) required by the Investment Dealers Association of Canada, (E) required by the Financial Services Authority, (F) in connection with the Proxy Statement and (G) pursuant to state or provincial securities, takeover and “Blue Sky” Laws (collectively, the “Parent Approvals”), no notices, reports or other filings are required to be made by the Parent or Canadian Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Parent or Canadian Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Parent and Canadian Sub and the consummation of the Arrangement and the other transactions contemplated hereby (including, without limitation, the issuance of the Parent Arrangement Shares and the Canadian Sub Acquisition Shares), or in connection with the continuing operation of the business of the Parent and its Subsidiaries following the Closing, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) Each of the execution, delivery and performance of this Agreement by the Parent and Canadian Sub does not, and the consummation of the Arrangement and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of the Parent or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Parent or any of its Subsidiaries pursuant to any Contract binding upon the Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Arrangement and the other transactions contemplated hereby) compliance with the matters referred to in Section 4.5(a), under any Law to which the Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

4.6 Parent Reports; Financial Statements. i) The Parent has filed or furnished, as applicable, on a timely basis all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act and any rules and regulations promulgated thereunder (the forms, statements, reports and documents filed or furnished since the Audit Date and those filed or furnished subsequent to the date of this Agreement including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and any rules and regulations promulgated thereunder applicable to the Parent

Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no information of which the Parent or any of its officers or directors is currently aware which would require the Parent to file an amendment to the Parent Reports or a current report with the SEC pursuant to the Exchange Act or the Securities Act and any rules and regulations promulgated thereunder other than to announce the transactions contemplated by this Agreement upon the approval of this Agreement and the transactions contemplated hereby by the board of directors of the Parent.

(b) The Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to effectively ensure that information required to be disclosed by the Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of the Parent’s filings with the SEC and other public disclosure documents. The Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Parent are being made only in accordance with authorizations of management and directors of the Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Parent’s assets that could have a material effect on its financial statements.

(c) The financial statements included in the Parent Reports fairly present the consolidated financial position and results of operations of the Parent and its consolidated Subsidiaries as of their respective dates and for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end recurring audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as noted therein, and to the Knowledge of the Parent there are no facts or circumstances that would require that such financial statements be withdrawn, restated or otherwise modified in any material respect under GAAP. The Parent has not filed any current report on a confidential basis with the SEC which remains confidential.

4.7 Financial Ability. The Parent has the financial means to satisfy its obligation to pay the Cash Payment pursuant to the Plan of Arrangement and this Agreement, and the performance of such obligation is not subject to any requirement for the Parent or any of its Affiliates to obtain any financing, consent or approval or meet any financial or other test.

4.8 Litigation. Other than as disclosed in the Parent Reports, there are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Parent, threatened against the Parent or any of its Subsidiaries or any other facts or circumstances of which the Parent has Knowledge that could reasonably be expected to result in any material claims again the Parent or any of its Subsidiaries. Other than as disclosed in the Parent Reports, neither the Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Interim Operations. j) The Company covenants and agrees that, after the date hereof and prior to the Closing (unless the Parent shall otherwise approve in writing, which determination by the Parent shall not be unreasonably delayed, or as otherwise provided for by this Agreement) and except as required by applicable Laws, the business of the Company and each of its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, the Company shall use commercially reasonable efforts to preserve the Company’s and each of its Subsidiaries’ respective business organizations intact and maintain their respective existing relations and goodwill with Governmental Entities, clients, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of their respective present employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Closing, except as set out in Section 5.1(a) of the Company Disclosure Letter or as the Parent may approve in writing (any determination as to which by the Parent shall not be unreasonably delayed) or as otherwise provided for by this Agreement or as expressly required by applicable Laws, neither the Company nor any of its Subsidiaries will:

(1) adopt or propose any change in its Organizational Documents;

(2) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses; provided, however, that the Company may amalgamate with 1619372 Ontario Inc., in which case references to the “Company” in this Agreement shall thereafter be references to the corporation resulting from such amalgamation;

(3) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $250,000 in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(4) issue, sell, transfer, or otherwise dispose of or encumber (including through any pledge) any Equity Securities of the Company or any of its Subsidiaries;

(5) create or incur any material Lien on any of its assets, other than in the ordinary course of the business of the Company and its Subsidiaries;

(6) make any loans, advances or capital contributions to or investments in any Person (other than among the Company and its Subsidiaries or in the ordinary course of their business);

(7) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Securities;

(8) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities other than indebtedness for borrowed money incurred in the ordinary course of the business of the Company and its Subsidiaries consistent with past practices (A) not to exceed $500,000 in the aggregate or (B) guarantees incurred in compliance with this Section 5.1 by the Company of indebtedness of its wholly-owned Subsidiaries;

(9) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, except for Contracts (including engagement letters) for the provision of investment banking services in the ordinary course of the business;

(10) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(11) amend, modify or terminate any Material Contract, or cancel, modify or waive any debts or claims or waive any rights having in each case a value in excess of $250,000;

(12) (A) make, change or rescind any Tax election, (B) change any annual Tax accounting period, or change any method of Tax accounting or file for any change in Tax accounting method, (C) file any Tax Return, except as is required to be filed by applicable Law, (D) waive or extend the statute of limitations in respect of material Taxes, (E) settle any material Tax claim or assessment or surrender any right to claim a material Tax refund or (F) settle or finally resolve any Tax contest with respect to any material amount of Tax;

(13) transfer, sell, lease, or otherwise dispose of any of its assets, or businesses, except for sales, transfers, leases, or other dispositions of assets (i) in the ordinary course of the business of the Company and its Subsidiaries, (ii) with a fair market value not in excess of $250,000 in the aggregate, (iii) pursuant to Contracts in effect prior to the date of this Agreement, or (iv) consisting of the cash distributions referred to in Section 5.1(a)(14) of the Company Disclosure Letter;

(14) except as set forth in Section 5.1(a)(14) of the Company Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Capital Stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its Capital Stock;

(15) except as required pursuant to existing written, binding agreements in effect as of the date of this Agreement and set forth in Section 5.1(a)(15) of the Company Disclosure Letter, or as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any of its directors, officers or employees other than pursuant to existing employment agreements in effect as of the date of this Agreement and made available to the Parent or entered into following the date of this Agreement in the ordinary course consistent with the Company’s current form of employment agreement, provided that Parent be consulted prior to the entry into thereof, (ii) change the methodology for determining compensation and bonus payments to directors, officers or employees other than in the ordinary course of business consistent with past practice, (iii) increase the pension, welfare, severance or other benefits of, or make any new equity awards to directors, officers or employees other than in the ordinary course of business consistent with past practice, (iv) establish, adopt, amend or terminate any of its benefit plans or amend the terms of any outstanding equity awards, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any of its benefit plans, to the extent not already provided in any such benefit plans, (vi) change any actuarial or other material assumptions used to calculate funding obligations with respect to any benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (vii) forgive any loans to any of its directors, officers or employees;

(16) exercise any Broker Warrants other than in the ordinary course of business and following consultation with the Parent; provided, however, that with respect to all Broker Warrants granted by each issuer thereof to the Company or its Subsidiaries, (i) up to one-third of such Broker Warrants may be exercised at any time; (ii) up to one-third of such Broker Warrants may be exercised only after reasonable consultation with Parent; and (iii) up to one-third of such Broker Warrants may be exercised only with the Parent’s consent; provided further that (x) the portions of the Broker Warrants subject to clauses (ii) and (iii) may be freely exercised by the Company without consultation or the consent of the Parent to the extent that the Broker Warrant would expire on or before January 31, 2008 and (y) any portions of a Broker Warrant that are exercised prior to the date of this Agreement shall be taken into account when determining whether the limitation set forth in clause (i) has been met;

(17) settle any litigation or other proceedings before a Governmental Entity for an amount in excess of $250,000 individually or $500,000 in the aggregate;

(18) take any action that would result in any of the conditions to the Arrangement set forth in Article VII not being satisfied; or

(19) agree or commit to do any of the foregoing.

(b) Prior to making any written communications to any of its or any of its Subsidiaries’ directors, officers or employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide the Parent in advance with a copy of the intended communication; the Parent shall have a reasonable period of time to review and comment on the communication and the Parent and the Company shall cooperate in providing any such mutually agreeable communication. The Company shall promptly, and in any event within two (2) Business Days, notify the Parent of any employee of the Company or any of its Subsidiaries having the title of Vice President or above giving notice terminating employment with the Company or any of its Subsidiaries or the Company having Knowledge that any such employee plans to terminate his or her employment with the Company or any of its Subsidiaries.

5.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 5.2, neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that the Company shall use its reasonable best efforts to instruct, as soon as reasonably practicable following the date hereof, and thereafter use its reasonable best efforts to cause their respective employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

(1) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(3) otherwise facilitate any effort or attempt to make an Acquisition Proposal.

(b) No Change in Recommendation or Alternative Acquisition Agreement. The Company Board and each committee thereof shall not:

(1) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner that is reasonably likely to adversely affect the consummation of the Arrangement on the terms and conditions set forth in this Agreement, the Company Recommendation; or

(2) except if this Agreement is terminated in compliance with Article VIII of this Agreement, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal.

(c) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will, as soon as reasonably practicable, take the necessary steps to inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 5.2. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and will diligently exercise all of its rights in respect thereof.

(d) Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify the Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal is received by it indicating, in connection with such notice, the name of the Person making such inquiry, proposal or offer and the material terms and conditions thereof (including, if applicable, copies of any proposed agreements relating thereto) and thereafter shall keep the Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto).

5.3 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford the Parent and the Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to the Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by the Company in this Agreement. All requests for information made pursuant to this Section 5.3 shall be directed to the chief executive officer or other Person designated by the Company.

ARTICLE VI

OTHER COVENANTS

6.1 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and the Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Arrangement and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Arrangement or any of the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, the Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that the Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to the Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Arrangement and the other transactions contemplated by this Agreement. Each of the Company and the Parent shall give prompt notice to the other of any development or condition that is reasonably expected to result in a Material Adverse Effect with respect to it or of any material failure by it to comply with its obligations under this Agreement or any of the other Transaction Agreements to which it is a party.

(b) Information. The Company and the Parent each shall as soon as practicable, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Arrangement and the transactions contemplated by this Agreement (except for information which either the Parent, in the first part, or the Company, in the second part, in each case acting reasonably, considers highly proprietary, confidential and sensitive, which information shall be exchanged under mutually agreed procedures reasonably designed to protect such information). The Company agrees that it will provide the Required Company Information to the Parent as promptly as practicable following the date of this Agreement.

(c) Status. Subject to applicable Law and as required by any Governmental Entity, the Company and the Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by the Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Neither the Company nor the Parent shall permit any of its officers or any other representatives or agents to participate in any material meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

6.2 Publicity. The initial press release regarding this Agreement and the Arrangement shall be a joint press release and thereafter the Company and the Parent each shall consult with each other prior to issuing any press releases or otherwise making written public announcements with respect to the Arrangement and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity (a copy of which shall be provided to the other party).

6.3 Social and Employee-Related Plans. The Parent and the Company agree to use commercially reasonable efforts to implement the social and employee-related plans set forth in Exhibit C in the manner contemplated on Exhibit C.

6.4 Parent Arrangement Shares for Exchange. The Parent shall duly reserve for issuance the number of Parent Arrangement Shares issuable in connection with the exchange by Shareholders of Canadian Sub Acquisition Shares and upon any issuance of such Parent

Arrangement Shares in accordance with the terms and conditions applicable to such exchange, such Parent Arrangement Shares shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens other than as contemplated by the Equity Agreement and the Pledge Agreements. Such Parent Arrangement Shares shall be issued pursuant to an effective registration statement under the Securities Act and shall be registered or qualified for sale under such other securities or "blue sky" laws of such jurisdictions in the United States or Canada, in each case as and to the extent provided in the Equity Agreement, and will be listed on the principal national securities exchange on which the Parent Common Stock is then listed or traded.

6.5 Proxy Statement Filing, etc. The Parent shall prepare and file with the SEC the proxy statement required to be distributed to the stockholders of the Parent in connection with the Parent Meeting (the “Proxy Statement”) as promptly as practicable following receipt of the Required Company Information and shall use its reasonable efforts to mail the Proxy Statement to the stockholders of the Parent as promptly as practicable thereafter.

6.6 Parent Meeting. The Parent will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Parent Meeting as promptly as practicable to consider and vote upon the approval of the issuance of the Parent Arrangement Shares contemplated by this Agreement and the Plan of Arrangement and to cause such vote to be taken, and through the board of directors of the Parent, will recommend that the stockholders of the Parent vote in favor of the issuance of the Parent Arrangement Shares.

6.7 Further Assurances. Each party hereto will execute such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and consummate the Transactions. Upon the terms and subject to the conditions hereof, each party hereto will use its respective reasonable best efforts (subject, in the case of the Parent and the Company, to Section 6.1) to: (a) take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable to consummate the Transactions as promptly as practicable, and (b) obtain in a timely manner all necessary waivers, consents, and approvals and to effect all registrations and filings required or reasonably desirable to carry out the provisions hereof and consummate the Transactions as promptly as practicable.

6.8 Expenses. All costs and expenses incurred in connection with this Agreement, the Arrangement and other transactions contemplated by this Agreement (including, without limitation, the fees and expenses of financial advisors, accountants and legal counsel) (i) if incurred by the Parent and Canadian Sub, shall be paid by the Parent and (ii) if incurred by the Company, shall be paid by or on behalf of the Company, subject to the limit contemplated by Section 9.2(3).

6.9 Additional Covenants of Parent and Canadian Sub.

(a) Each of the Parent and Canadian Sub agrees that it shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement and the Arrangement or as otherwise approved by the Company (which determination by the Company shall not be unreasonably delayed), until the Closing or the day upon which this Agreement is terminated, whichever is earlier:

(1) not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(2) refrain from entering into any transaction or making any other decisions which would be expected to result in a Parent Material Adverse Effect;

(3) not completely or partially liquidate or wind up;

(4) not reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Securities in a manner that would materially affect the consideration to be received by Shareholders;

(5) not issue Equity Securities in a transaction where approval of such issuance by the stockholders of Parent would be required;

(6) not declare or pay dividends or make other distributions to its stockholders other than in the ordinary course consistent with past practice;

(7) not take any action that would result in any of the conditions to the Arrangement set forth in Article VII not being satisfied;

(8) not terminate, amend or waive any provision of any of the Voting Commitments;

(9) not agree or commit to do any of the foregoing; and

(10) use its reasonable best efforts to satisfy (or cause the satisfaction of the conditions precedent to its obligations hereunder to the extent the same is within its control) and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, and pay all expenses incidental thereto, including without limitation using its reasonable best efforts to: (i) obtain all Parent Approvals and any other waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts; (ii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities or under provincial or state securities Law or “Blue Sky” rules, in each case required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement and participate, and appear in any proceedings before Governmental Entities in respect thereof; and (iii) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the Arrangement or the other transactions contemplated hereby; provided that this clause (10) shall not obligate the Parent to make any sale or disposition or enter into any agreement or arrangement that would have a Parent Material Adverse Effect; and

(b) Parent agrees that, until the Closing or the day upon which this Agreement is terminated, whichever is earlier it shall consult in good faith with the Company prior to the Parent or any of its Subsidiaries:

(1) merging or consolidating with any other Person, or restructuring, reorganizing or otherwise entering into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses; and

(2) acquiring assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $2 million in any transaction or series of related transactions.

6.10 Cooperation. Until Closing, the Parent, Canadian Sub and the Company shall use commercially reasonable efforts and cooperate in good faith with each other and the Shareholders to effect the Transactions on a tax-efficient basis for the Parent, Canadian Sub, the Company and the Shareholders, including without limitation in connection with the transactions contemplated in Section 6.10 of the Company Disclosure Schedule, and none of the representations, warranties or covenants of Parent, Canadian Sub and the Company shall be deemed breached or violated by such transactions; provided, however, that the Parent and Canadian Sub shall not be required to agree to or implement any amendments, modifications or changes to the extent that, in the Parent's good faith judgment the implementation of such amendments, modifications or changes would result in any direct or indirect incremental costs or liability to the Parent or Canadian Sub other than incidental costs related to the implementation that are not in the aggregate material to the Parent.

6.11 Update to Shareholder List. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver an updated Shareholder List to the Parent reflecting (x) any repurchase of equity from departing employees (other than employees who have on or prior to the date hereof executed and delivered to the Parent the Equity Agreement and Pledge Agreement) and elections made by Shareholders and (y) separately indicating those Shareholders that will be receiving their non-cash consideration in the form of Parent Common Stock and those Shareholders that will be receiving their non-cash consideration in the form of Exchangeable Shares, it being understood, that (i) Shareholders that are Non-Residents of Canada will not be entitled to receive Exchangeable Shares and (ii) each Non-Resident of Canada must receive at least twenty-five percent (25%) of such Shareholder’s portion of the Arrangement Consideration in the form of cash (with any shares of Parent Common Stock or Exchangeable Shares being valued at the volume weighted average of the daily closing prices for a share of Parent Common Stock on the principal securities exchange on which the Parent Common Stock is traded for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date). Upon the delivery of such updated Shareholder List to the Parent, such updated schedule shall be deemed to be the Shareholder List for all purposes of this Agreement and the Plan of Arrangement.

6.12 Tax Election. Canadian Sub agrees that, at the request of a Shareholder whose Company Shares are exchanged for cash and one or more Exchangeable Shares or Exchangeable Shares alone on the disposition by such Shareholder of Company Shares pursuant to the Arrangement, Canadian Sub shall elect jointly with such Shareholder pursuant to subsection

85(1) of the Income Tax Act (Canada) (the "ITA") (and any analogous provisions of applicable provincial income tax law) (a "Section 85 Election"), in the prescribed form and within the prescribed time for purposes of the ITA (or applicable provincial income tax law), and shall therein agree with respect to the disposition by such Shareholder of Company Shares that such Shareholder's proceeds of disposition and Canadian Sub's cost of acquiring such Company Shares shall be such amount as shall be determined by the Shareholder in its sole discretion within the limits prescribed by the ITA (or applicable provincial income tax law). A Shareholder who elects to make a Section 85 Election shall provide two signed copies of the duly completed prescribed election forms to Canadian Sub, or to a representative appointed by it, within 120 days after the Closing Date. Canadian Sub shall within 30 days after receiving the election forms, and subject to such election forms complying with the requirements imposed under the ITA (or applicable provincial income tax law), sign and return them to the Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Except for the obligations to sign and return duly completed election forms which are received within 120 days of the Closing Date, and to provide any information reasonably requested by the Shareholder for the election form concerning Canadian Sub, neither the Company, Canadian Sub, the Parent nor any successor corporation shall be responsible for any taxes, interest or penalties resulting from the failure of Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). Canadian Sub hereby agrees to sign and return an election form received by it more than 120 days following the Closing Date on the same basis provided it is received by Canadian Sub or its appointed representative within the time for filing the Section 85 Election prescribed by the ITA (or applicable provincial income tax law).

6.13 Equity and Pledge Agreements. The Company shall use its reasonable best efforts to procure that each Shareholder receiving consideration under the Arrangement who has not, on or prior to the date of this Agreement, executed and delivered to Parent the Equity Agreement and a Pledge Agreement execute and deliver such agreements to the Parent on or prior to the Closing. The Company shall use its reasonable best efforts to procure that any Shareholder that is receiving only cash consideration under the Arrangement shall enter into an agreement with Parent on or prior to Closing containing covenants substantially similar to those set forth in Article III of the Equity Agreement and in a form agreed to by the Company and Parent, each acting reasonably.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to Each Party’s Obligation to Effect the Arrangement. The respective obligation of each party to effect the Arrangement is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. The Arrangement Resolution shall have been duly approved by Shareholders constituting the Requisite Company Vote in accordance with the Interim Order, and the issuance of the Parent Arrangement Shares contemplated by this Agreement shall have been duly approved by the holders of Parent Common Stock constituting the Requisite Parent Vote.

(b) Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to each of the Company and the Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Parent, acting reasonably, on appeal or otherwise.

(c) Regulatory Consents. i) The Parent shall have received a determination or deemed approval by the Minister of Industry that the transactions contemplated hereby are of “net benefit to Canada” for purposes of the Investment Canada Act.

(2) Other than the filing of the Plan of Arrangement with the appropriate Governmental Entity, the Parent Approvals and the Company Approvals shall have been made or obtained (as the case may be), without the imposition of any term, condition or consequence other than those contemplated by this Agreement and the consummation of the Arrangement, and except where the failure to make or obtain same would not put the combined operations of the Parent, the Company and their respective Subsidiaries at a material competitive disadvantage by comparison with their competitors in the jurisdictions in which they have significant operations.

(d) Litigation. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect that, nor shall there have been instituted or pending any material suit, action or proceeding in which a Governmental Entity or another Person is seeking an order that if successful, would restrain, enjoin or otherwise prohibit consummation of the Arrangement or the other transactions contemplated by this Agreement or that substantially deprives a party of the anticipated benefits of the transactions contemplated by this Agreement and that, in the case of a suit, action or proceeding brought or initiated by a Person other than a Governmental Entity, such suit, action or proceeding is reasonably likely to success on the legal and factual merits.

7.2 Conditions to Obligations of Parent and Canadian Sub. The obligations of the Parent and Canadian Sub to effect the Arrangement are also subject to the satisfaction or waiver by the Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of the date hereof or an earlier date, in which case such representation and warranty shall be true and correct as of such date) and (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of the date hereof or an earlier date, in which case such representation and warranty shall be true and correct as of such date), provided however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Sections 3.1, 3.2 and 3.3 of this Agreement, which must be true and correct in all respects) are not so true and correct as of the Closing Date unless the failure of such representations and warranties of the Company to be so true and correct

(considered without regard to any materiality qualifiers therein) would be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Plan of Arrangement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under (1) the 70 York Street Lease, dated as of July 4, 2002, between 70 York Street Limited, Westwind Capital Partners Inc., Lionel F. Conacher and David M. Beatty and (2) any other Contract to which the Company or any of its Subsidiaries is a party, except those such other Contracts for which the failure to obtain such consent or approval would not be expected to result in a Company Material Adverse Effect.

(e) Legal Opinions. The Parent shall have received the written opinion(s) of outside counsel to the Company as to certain legal matters regarding the Company, substantially in the form attached as Exhibit E-1.

(f) Closing Certificate of the Company. The Parent shall have received at the Closing a certificate signed on behalf of the Company by each of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that each such Chief Executive Officer and Chief Financial Officer has read Sections 7.2(a) and (b) and the conditions set forth in Sections 7.2(a) and (b) have been satisfied in all material respects.

(g) Ancillary Agreements. (1)  Each of the following agreements executed by the parties thereto and delivered to the Parent by or on behalf of each such other party thereto on or prior to the date of this Agreement shall be in full force and effect as of the Closing Date and no party thereto (other than the Parent or Canadian Sub) shall have failed to comply with, or breached (and not cured such breach on or before the Closing Date) any such agreement:

(i) the Equity Agreement (in respect of these Shareholders who have executed and delivered such agreement on or before date hereof);

(ii) the Pledge Agreements (in respect of these Shareholders who have executed and delivered such agreement on or before date hereof); and

(iii) the Conacher Employment Agreement.

(2)  Each of the Shareholders receiving non-cash consideration under the Arrangement who has not, on or prior to the date of this Agreement, executed and delivered to Parent the Equity Agreement and the Pledge Agreement shall have executed and delivered such agreements to the Parent and such agreements shall remain in full force and effect.

(h) Acquisition Co Loan. The outstanding loan from the Company to 1619372 Ontario Inc. shall have been repaid or repurchased, or the Company and 1619372 Ontario Inc. shall have been amalgamated.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Arrangement is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent and Canadian Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of the date hereof or an earlier date, in which case such representation and warranty shall be true and correct as of such date).

(b) Performance of Obligations of Parent and Canadian Sub. Each of the Parent and Canadian Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) Legal Opinions. The Company shall have received the written opinion of Sullivan & Cromwell LLP, counsel to the Parent as to certain legal matters regarding Parent and the Parent Common Stock, substantially in the form attached as Exhibit E-2, and the written opinion(s) of Stikeman Elliott LLP and additional Canadian counsel to the Parent as to certain legal matters regarding Canadian Sub and the Canadian Sub Acquisition Shares, substantially in the form attached as Exhibit E-3.

(e) Closing Certificate of the Parent. The Company shall have received at the Closing a certificate signed on behalf of the Parent by the Chief Financial Officer of the Parent to the effect that such Chief Financial Officer has read Sections 7.3(a) and (b) and the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

(f) Company Ancillary Agreements. Each of the following agreements executed by the parties thereto and delivered to the Company by or on behalf of each such other party thereto on or prior to the date of this Agreement shall be in full force and effect as of the Closing Date and no party thereto (other than the Company) shall have failed to comply with, or breached (and not cured such breach on or before the Closing Date) any such agreement:

(1) the Exchangeable Share Support Agreement; and

(2) the Voting and Exchange Trust Agreement.

(g) Shareholder Ancillary Agreements. Each of the following agreements executed or to be executed by the Parent and delivered to the Shareholders party thereto shall have been executed and delivered by the Parent and the Parent shall have complied with and shall not have breached (or shall have cured any such breach on or before the Closing Date) each such agreement:

(1) the Equity Agreement; and

(2) the Pledge Agreements.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Closing, whether before or after the approval of the Arrangement Resolution by the Shareholders, by mutual written consent of the Company and the Parent by action of their respective boards of directors.

8.2 Termination by Either the Parent or the Company. This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Closing by action of the board of directors of the Parent or the Company Board if (i) the Arrangement shall not have been consummated by January 31, 2008 (the “Termination Date”), whether such date is before or after the approval of the Arrangement Resolution by the Shareholders, (ii) the approval by the stockholders of the Parent of the issuance of the Parent Arrangement Shares contemplated by this Agreement and the Plan of Arrangement shall not have been obtained at the Parent Meeting or at any adjournment or postponement of the Parent Meeting taken in accordance with this Agreement or (iii) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Arrangement shall become final and non-appealable (whether before or after the approval of the Arrangement Resolution by the Shareholders); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that is in material breach of its obligations under this Agreement.

8.3 Termination by the Company. This Agreement may be terminated by the Company and the Arrangement may be abandoned at any time prior to Closing if there has been a breach of any representation, warranty, covenant or agreement made by the Parent or Canadian Sub in this Agreement, or any such representation and warranty shall have become untrue in any respect after the date of this Agreement, such that Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Company to the Parent and (ii) the Termination Date.

8.4 Termination by the Parent. This Agreement may be terminated by the Parent and the Arrangement may be abandoned at any time prior to the Closing by action of the board of directors of the Parent if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue in any respect after the date of this Agreement, such that Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Parent to the Company and (ii) the Termination Date.

8.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Arrangement pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful breach of this Agreement.

ARTICLE IX

INDEMNIFICATION; SHAREHOLDERS’ REPRESENTATIVE

9.1 Survival.

(a) The representations and warranties of the Company in this Agreement or in any certificate, schedule or any other instrument delivered by the Company pursuant to this Agreement or by the Shareholders in the Letters of Transmittal and any covenants and other agreements and obligations required to be performed by the Company on or prior to the Closing pursuant to this Agreement will survive beyond the Closing for a period of twelve (12) months following the Closing Date (the last day of such period being the “General Termination Date”), at which time such representations and warranties will expire; provided, however, that, notwithstanding the foregoing, the representations and warranties in Sections 3.1, 3.2 and 3.3 shall survive indefinitely and the representations and warranties in Sections 3.8, 3.15, and 3.17 will survive until the expiration of the applicable statute of limitations (including any extensions thereof); provided further that the representations and warranties made by the Shareholders in the Letter of Transmittal will survive indefinitely (such day of expiration, the “Specific Termination Date,” and together with the General Termination Date, the “Indemnification Termination Dates”).

(b) To the extent that they have not been fully performed at or prior to the Closing Date, the representations and warranties of the Parent and the Canadian Sub and any covenants, agreements or other obligations of the Parent or Canadian Sub required to be performed on or prior to the Closing shall survive beyond the Closing and continue in full force and effect until, and including, the General Termination Date.

9.2 Indemnification by the Shareholders.

Subject to the provisions hereof, the Shareholders will severally, on a pro rata basis based on the portion of the Arrangement Consideration received by each of them (each such Shareholder’s pro rata share, a “Pro Rata Share”), (and as to clause (4) below severally), indemnify the Parent and Canadian Sub and their officers, directors, employees, agents and affiliates (collectively, the “Parent Indemnified Parties”) and defend and hold the Parent Indemnified Parties harmless from and against any loss, liability, damage or expense (“Acquiror Losses”) (including reasonable legal fees and expenses and any other reasonable costs or expenses incurred by the Parent Indemnified Parties whether as a result of being named as a party in any proceeding or the investigation by the Parent Indemnified Parties in determining the existence and amount of any Losses) suffered or incurred by such Parent Indemnified Parties by reason of or arising out of or resulting from:

(1) any breach of any representation or warranty (without giving effect to any qualification as to materiality or Company Material Adverse Effect or similar qualification contained therein) of the Company or the Shareholders contained in this Agreement or in any certificate delivered in connection herewith;

(2) any breach, partial or total, of any covenant, agreement or obligation of the Company contained in this Agreement to the extent such covenant, agreement or obligation is required to be performed by the Company on or prior to the Closing;

(3) the amount (the “Working Capital Shortfall”), by which any cash dividend after the date of this Agreement and on or prior to the Closing Date exceeds the amount of Distributable Capital (determined as provided in Section 5.1(a)(14) of the Company Disclosure Letter and assuming for purposes of this clause (3) that current liabilities includes all Expenses and that current assets does not include any amount in respect of Broker Warrants; and

(4) any breach by such Shareholder of any representation or warranty of the Company contained in the Letter of Transmittal submitted by such Shareholder;

(clauses (1), (2), (3) and (4) above being referred to herein together as the “Company Breaches” and clause (4) being separately referred to herein as a “Shareholder Breach”),

provided that the Shareholders shall not be required to indemnify or save harmless the Parent from any Company Breaches unless a Claim Notice in respect thereof shall have been provided to the Shareholders’ Representative (and in the case of a Shareholder Breach, written notice in respect thereof (a “Shareholder Claim Notice”) shall have been mailed to the relevant Shareholder at the address provided therefor in the Letter of Transmittal or such other address of which the Shareholder has given notice to the Parent in accordance with Section 11.1 (or if no such address is provided, care of the Company’s then principal address)) in accordance with this Article IX on or prior to the General Termination Date or, in the case of any claim, proceeding or other matter based upon a breach of a representation and warranty, on or prior to the date on which such representation and warranty terminates pursuant to Section 9.1.

9.3 Indemnification by the Parent.

Subject to the provisions hereof, the Parent will indemnify the Shareholders (the “Shareholder Indemnified Parties”) and defend and hold each of them harmless from and against any loss, liability, damage or expense (the “Shareholders Losses” and, together with the Acquiror Losses, the “Losses”) (including reasonable legal fees and expenses and any other reasonable costs or expenses incurred by the Shareholders whether as a result of being named as a party in any proceeding or the investigation by the Shareholders in determining the existence and amount of any Losses) suffered or incurred by the Shareholders or any of them by reason of or arising out of or resulting from:

(1) any breach by the Parent or Canadian Sub of any representation or warranty (without giving effect to any qualification as to materiality or Parent Material Adverse Effect or similar qualification contained therein) contained in this Agreement or in any certificate delivered in connection herewith; and

(2) any breach, partial or total, of any covenant, agreement or obligation of the Parent or Canadian Sub contained in this Agreement to the extent such covenant, agreement or obligation is required to be performed by the Parent or Canadian Sub on or prior to the Closing;

(clauses (1) and (2) above being referred to herein together as the “Parent Breaches”),

provided that the Parent shall not be required to indemnify or save harmless the Shareholders from any Parent Breaches unless a Claim Notice in respect thereof shall have provided been provided to the Parent in accordance with this Article IX on or prior to the General Termination Date.

9.4 Monetary Limits on Indemnification. k) No claim shall be made by an Indemnified Party under Sections 9.2(1) and 9.2(2) of this Agreement until the aggregate Losses in respect of all matters which could be the subject of indemnification to such Indemnified Party exceeds $1,500,000 in which case the indemnification liability shall commence from the first dollar of Losses. The liability of each Shareholder to indemnify for Losses (including with respect to any Extended Claims) shall not exceed in aggregate 25% of the Arrangement Consideration received by such Shareholder (with any shares of Parent Common Stock or Exchangeable Shares being valued at the volume weighted average of the daily closing prices for a share of Parent Common Stock on the principal securities exchange on which the Parent Common Stock is traded for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date). No claim shall be made by an Indemnified Party under Sections 9.2(1) and 9.2(2) of this Agreement with respect to any matter unless the aggregate Losses suffered or incurred by the Indemnified Party with respect to such matter (taken together with Losses resulting from the same or substantially similar set of circumstances, acts or occurrences) exceeds $50,000. The limitations set forth in this Section shall not apply to indemnification under Section 9.2(3) or Section 9.2(4) and any Losses (or indemnification thereof) in respect of the foregoing shall not be taken into account for purposes of determining whether such limitations have been met (such Losses, “Excluded Losses”).

(b) All Acquiror Losses for which a Parent Indemnified Party is entitled to indemnification hereunder (such event being referred to herein as an “Arrangement Indemnification Event”), other than Excluded Losses and other than Acquiror Losses in respect of indemnifiable Claims arising after the General Termination Date in respect of claims that survive such date (“Extended Claims”), shall be satisfied solely through the enforcement by the Parent against the Pledged Securities of such Shareholder then pledged to the Parent under the Pledge Agreement following a final decision of a court of competent jurisdiction or a mutual settlement agreement entered into between the Parent and the Shareholders’ Representative, it being understood, however, that (x) in the event Excluded Losses shall have been satisfied pursuant to enforcement by the Parent against the Pledged Securities of a Shareholder under such Shareholder’s Pledge Agreement (such Excluded Losses, “Satisfied Excluded Losses”) and an

Arrangement Indemnification Event subsequently occurs, to the extent there are no longer Pledged Securities under such Pledge Agreement available to satisfy the applicable Claim, then the Parent Indemnified Party shall be entitled to enforce its indemnification rights hereunder directly against the applicable Shareholder in respect of the Pro Rata Share of such Shareholder in an amount not to exceed the Satisfied Excluded Losses, (y) in the event that Parent has enforced its rights under the Pledge Agreement in respect of any portion of the Pledged Securities as a result of a claim by Parent against a Shareholder under the Equity Agreement, the Parent Indemnified Parties shall thereafter only be entitled to satisfy Acquiror Losses under this Agreement in respect of the Pledged Securities then remaining pledged in favor of Parent under the Pledge Agreement, and, if no Pledged Securities are then pledged to Parent under the Pledge Agreement, such Shareholder's liability for Acquiror Losses shall terminate, other than with respect to Excluded Losses and other than in the case of Extended Claims and (z) in the event a Shareholder does not enter into a Pledge Agreement, the Parent Indemnified Party shall be entitled to enforce its indemnification rights hereunder directly against the applicable Shareholder. Notwithstanding anything in this Agreement, except with respect to Excluded Losses, in no event will a Shareholder’s obligations to indemnify for Acquiror Losses hereunder (including with respect to any Extended Claims), taken together with any Liquidated Damages (as defined in the Equity Agreement) paid by such Shareholder under the Equity Agreement, exceed such Shareholder’s Initial Liquidated Damages.

(c) (i) To the extent that there are no more Pledged Securities of a Shareholder remaining to satisfy a Claim in respect of Excluded Losses or Extended Losses for which the Parent Indemnified Parties are entitled to indemnification against such Shareholder hereunder or (ii) in the case of a Shareholder that does not execute a Pledge Agreement, the Parent Indemnified Parties shall be entitled to proceed directly against such Shareholder with respect to such Claim but shall not be obligated to do so before satisfying any such Claim as against any other Shareholder (whether through the Pledged Securities or directly).

9.5 Exclusivity. Except for claims for specific performance or other injunctive relief from and after the Closing or in the case of fraud or willful breach, recourse under this Article IX will serve as the sole and exclusive remedy for breaches of any covenant, representation, warranty or other provisions in this Agreement. The parties and the Shareholders will not have any liability under, or with respect to, this Agreement other than for indemnification pursuant to this Article IX, except in the case of fraud or willful breach.

9.6 Procedure Related to Direct Claim.

(a) If a claim for Losses is to be made by (i) any Parent Indemnified Parties, or (ii) the Shareholder Indemnified Parties (each an “Indemnified Party”), the Indemnified Party agrees to give prompt written notice (a “Claim Notice”) to the Shareholders’ Representative, in the case of a Parent Indemnified Party or the Parent, in the case of a Shareholder Indemnified Party (or, in the case of a Shareholder Breach, a Shareholder Claim Notice to the applicable Shareholder), in each case on behalf of the parties providing indemnification pursuant to this Article IX (the “Indemnifying Parties”) of the assertion of any fact, condition, event, claim, action or proceeding giving rise to such Losses in respect of which indemnity is sought under this Article IX (a “Claim”); provided that the failure to give such prompt written notice shall not affect the rights of the Indemnified Party except to the extent the

Indemnifying Party is actually prejudiced by such failure. The Claim Notice or Shareholder Claim Notice, as applicable, shall specify in reasonable detail (to the extent that the information is available after due inquiry) the factual basis for the Claim and the amount of the Claim, if known and shall include a request for indemnification pursuant to this Article IX.

(b) The obligations of an Indemnifying Party to indemnify, defend and hold harmless an Indemnified Party will terminate on the General Termination Date or the Specific Termination Date, as the case may be; provided, however, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any item as to which one or more Indemnified Parties have, prior to the applicable Indemnification Termination Date, made a claim by delivering a Claim Notice or Shareholder Claim Notice, as applicable, in accordance with this Agreement, and such obligation to indemnify, defend and hold harmless shall continue until such time as the claim to which such Claim Notice or Shareholder Claim Notice, as applicable, relates has been fully quantified and/or adjudicated or otherwise resolved.

(c) In the event that an Indemnifying Party objects to any amount claimed in connection with any Claim specified in any Claim Notice (or, in the case of a Shareholder Breach, such Shareholder objects to any amount claimed in connection with any Claim specified in any Shareholder Claim Notice), the Indemnifying Party (being the Parent, Shareholders’ Representative or the Shareholder, as the case may be) on the one hand and the Parent on the other hand shall for a period of not less than sixty (60) days following delivery of the Claim Notice or Shareholder Claim Notice, as applicable, seek to resolve the Claim in good faith. In connection therewith, such Indemnifying Party shall specify in reasonable detail: (i) any amount set forth in the Claim Notice or the Shareholder Claim Notice, as the case may be, to which the Indemnifying Party objects; and (ii) the nature and basis for such objection.

(d) In the event a Claim Notice or Shareholder Claim Notice has been delivered by the Parent, then Pledged Securities having a Fair Market Value equal to the Loss reflected therein, or in the case of a Third Party Claim, Pledged Securities having a Fair Market Value equal to the amount of such Third Party Claim, shall remain subject to the pledge under the Pledge Agreement and shall not be released from the pledge to either the Parent or the applicable Shareholder, except in accordance with either a written settlement agreement between the Parent and the Shareholders’ Representative (or, in the case of a Claim involving a Shareholder Breach, the applicable Shareholder) or the final judgment of a court having competent jurisdiction over such matter, after which time there shall be deemed to have been a Payment Event under each Pledge Agreement with respect to Pledged Securities having a Fair Market Value equal to each such Shareholder’s Pro Rata Share of the amount of Losses indemnifiable under this Agreement as set forth in the written settlement agreement or such judgment, as the case may be; provided, however, that in the case of a Claim relating to a Shareholder Breach, there shall be deemed to have been a Payment Event under the applicable Shareholder’s Pledge Agreement with respect to Pledged Securities having a Fair Market Value equal to the amount of Losses indemnifiable under this Agreement as set forth in the written settlement agreement or such judgment, as the case may be.

9.7 Procedures Related to Third Party Claim.

(a) In the event the Parent or the Shareholders' Representative becomes aware of a third-party claim made by any Person against an Indemnified Party, which claim the Indemnified Party believes is reasonably likely to result in an indemnification claim under this Article IX (a “Third Party Claim”), the Indemnified Party will promptly deliver a Claim Notice with respect to such claim to the applicable Indemnifying Party, and such Indemnifying Party will be entitled, at its expense, to undertake control of the defense thereof by counsel chosen by it that is reasonably acceptable to the Indemnified Party; provided that (x) if the Third Party Claim seeks an order, injunction or other equitable remedy, the Indemnifying Party may undertake control of the defense of such Third Party Claim acting with the prior written consent of the Indemnified Party, (y) in the event that the Parent is the Indemnified Party, the Parent shall have reasonably concluded that there is a reasonable probability that the Third Party Claim may materially and adversely affect its business, the Parent may control such defense and (z) if the Third Party Claim is in respect of Taxes, the Shareholders’ Representative pays any amount of Tax required to be paid in order to dispute such Third Party Claim in respect of Taxes; and provided further that any delay on the part of the Indemnified Party to notify the Indemnifying Party of such Third Party Claim will not relieve the Indemnifying Party of any liability or obligation hereunder except to the extent that the Indemnifying Party has actually been prejudiced as a result of such delay. The Indemnified Party may participate in (but not control) through its own counsel and at its expense the defense of a Third Party Claim of which the Indemnifying Party has undertaken control pursuant to this Section 9.7(a). Notwithstanding the foregoing and for the avoidance of doubt, the Indemnifying Party will be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not elected to undertake the defense thereof pursuant to this Section 9.7(a). If the Indemnifying Party fails or refuses to undertake control of the defense of such Third Party Claim within thirty (30) days after the Claim Notice has been delivered to the Indemnifying Party by the Indemnified Party pursuant to Section 9.7(a), the Indemnified Party will have the right to undertake the defense and to compromise and settle such Third Party Claim with counsel of its own choosing.

(b) If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto will cooperate in the defense or prosecution of such Third Party Claim, provided that, upon the request of the Indemnified Party, the Indemnifying Party shall enter into a reasonable confidentiality agreement related to the information to be provided by the Indemnified Party with respect to such Third Party Claim.

(c) The Indemnifying Party will not consent to a settlement of, or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed). The Indemnifying Party shall have no liability with respect to any settlement or compromise of a Third Party Claim effected without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld or delayed).

(d) Each party hereby consents to the non-exclusive jurisdiction of any court in which a Third Party Claim is brought for purposes of any claim for indemnification or reimbursement with respect to such Third Party Claim or the matters alleged therein, and agrees that process may be served on such party with respect to any such claim anywhere in the world.

9.8 Insurance; Tax Benefits. i) In calculating the amount of any Loss, there shall be deducted the amount of proceeds actually received under any indemnification arrangement or any insurance policy paid to any Indemnified Party, in the case of any Loss claimed by such Indemnified Party. The reduction specified in this Section 9.8 shall not be applied if to do so would excuse any insurer or indemnitor from any obligation to cover any Loss.

(b) The amount of any payment made pursuant to this Article IX in respect of an indemnified Loss shall be reduced to take into account any Tax benefit actually realized by the Indemnified Party or its Affiliates arising in connection with the accrual or payment of an indemnified Loss and shall be increased to take into account any Tax detriment actually realized by such Indemnified Party or Affiliate arising in connection with the accrual or receipt of an indemnity payment. In computing the amount of any Tax benefit, such Indemnified Party or its Affiliate shall be deemed to recognize all other items of income, gains, loss, deduction or credit before recognizing any item arising from the incurrence of payment of the indemnified Loss. An Indemnified Party or its Affiliate shall be deemed to have “actually realized” a Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party or its Affiliate is increased above or reduced below, as the case may be, the amount of Taxes such Indemnified Party or its Affiliate would be required to pay but for the receipt of the indemnity payment or incurrence or payment of the indemnified Loss.

9.9 Shareholders’ Representative. l)  Lionel Conacher, or any successor approved by holders of a majority of the voting power of the Capital Stock of the Company immediately prior to the Closing (such Person and any successor or successors being the “Shareholders’ Representative”), shall act as the representative of the Shareholders, and shall be authorized to act for and on behalf of the Shareholders and to take any and all actions required or permitted to be taken by the Shareholders’ Representative under this Agreement, with respect to any claims (including the settlement thereof) for indemnification pursuant to this Article IX, including without limiting the generality of the foregoing, to (i) give and receive Claim Notices, other notices and communications, including copies of statement of claims and other process which may be served in any such action or proceeding, and the Shareholders hereby direct and authorize the Shareholders' Representative to accept such service on their behalf, (ii) dispute or resolve any decision from the Parent in respect of this Agreement or the Transactions, (iii) institute or defend any and all legal claims, actions or other proceedings on behalf of the Shareholders in any relevant jurisdiction in respect of any dispute in respect of this Agreement or the Transactions, (iv) negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, actions or other proceedings and (v) to take all actions necessary or desirable in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing.

(b) The Shareholders shall, based on their Pro Rata Share be responsible for the payment of all fees and expenses incurred by the Shareholders' Representative in performing his or her duties under this Agreement.

(c) In all matters relating to this Article IX, the Shareholders’ Representative shall be the only party entitled to assert the rights of the Shareholders, and the Shareholders shall be bound by all actions taken by the Shareholders’ Representative in his or her capacity as such.

The Parent is authorized to rely conclusively on any such action of the Shareholders’ Representative as being the duly authorized action of the Shareholders and no party shall have any cause of action against the Parent for any action taken by the Parent in reliance upon the instructions, decisions or actions of the Shareholders’ Representative. The Parent shall be entitled to rely on all statements, representations, decisions and actions of the Shareholders’ Representative and shall be entitled to provide notice exclusively to the Shareholders’ Representative in any circumstance in which notice is to be provided to the Shareholders or any Shareholder Indemnified Party or Indemnifying Party .

(d) The Shareholders’ Representative shall at all times act in his or her capacity as Shareholders’ Representative in a manner that the Shareholders’ Representative believes to be in the best interests of the Shareholders. The Shareholders’ Representative shall not be liable, responsible or accountable in damages or otherwise to any Shareholder or any other Person for any error of judgment, or any action taken, suffered or omitted to be taken by it in connection with any claims under this Agreement or in connection with the Transactions, except in the case of its bad faith, fraud or willful misconduct. The Shareholders’ Representative may consult with legal counsel and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel or experts. The Shareholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement.

(e) Each Shareholder shall indemnify and hold harmless the Shareholders' Representative against any loss or damage suffered by him or her in the discharge of his or her duties hereunder, except to the extent that such loss or damage shall have been the result of the bad faith, fraud or willful misconduct of the Shareholders' Representative.

9.10 Adjustment to Arrangement Consideration. Any payment required under Article IX will be treated for income tax purposes as an adjustment to the Arrangement Consideration.

ARTICLE X

RESERVED

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder will be in writing and will be deemed given: (a) on the date delivered personally to the recipient that is a party hereto, (b) on the date delivered to the recipient that is a party hereto by a private courier, (c) on the date sent by facsimile, with confirmation of transmission, if sent on a Business Day of the recipient that is a party hereto during normal business hours of such recipient, if not, then on the Business Day of such recipient immediately succeeding the date on which such facsimile was sent, or (d) on the first Business Day of the recipient that is party hereto after delivery by or on behalf of the sender to a nationally recognized overnight courier service if sent using an overnight delivery service of such courier. Such communications, to be valid, must be addressed as follows:

If to the Company or the Shareholders’ Representative, to:

Westwind Capital Corporation
Attn: Lionel Conacher
70 York Street
Toronto, Ontario Canada
Facsimile No.: (416) 815-1808

With a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto ON Canada M5X 1B1
Attn: William M. Ainley

Facsimile No: (416) 863-0871

If to the Parent or Canadian Sub, to:

Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, CA 94104
Attn: Mark P. Fisher
fax: (415) 364-2694
Facsimile No.: (415) 364-2695

With a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, California 94303
Attn: Scott D. Miller
Facsimile No.: (650) 461-5700

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above will control.

11.2 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.3 Successors and Assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties. Subject to the foregoing, all of the terms and provisions of this Agreement will inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns.

11.4 Governing Law. This Agreement and the schedules hereto will be governed by and interpreted and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, except with respect to any mandatory provisions of the OBCA governing the Arrangement.

11.5 Consent to Jurisdiction. Except as otherwise provided in this Agreement, each party hereto irrevocably submits to the non-exclusive jurisdiction of any state or Federal court located within The City of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, and agrees to commence any such action, suit or proceeding only in such courts. Each party further agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth herein shall be effective service of process for any such action, suit or proceeding. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

11.6 Counterparts. This Agreement may be executed in counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. The parties agree that the delivery of this Agreement and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures.

11.7 No Third Party Beneficiaries. Other than as expressly provided in Article IX, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

11.8 Entire Agreement. This Agreement, including the Recitals, the exhibits, the schedules and the other Transaction Agreements and other documents, instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the parties hereto with respect to the Transactions. All of the foregoing are intended to be and hereby are specifically made a part of this Agreement. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement, except for the Confidentiality Agreements which will continue in full force and effect in accordance with their respective terms.

11.9 Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement, and will not affect in any way the meaning or interpretation of this Agreement.

11.10 Severability. Any provision of this Agreement which is invalid or unenforceable in any applicable jurisdiction will be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

11.11 Construction. For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender will include both genders as the context requires, (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning, (c) the terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified, (e) the word “include,” “includes,” and “including” when used in this Agreement will be deemed to be followed by the words “without limitation,” unless otherwise specified, and (f) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors, and permitted assigns.

11.12 Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party by virtue of the authorship of this Agreement will not apply to the construction and interpretation hereof.

11.13 Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.14 Expenses. Except as otherwise provided in this Agreement, each party will bear its own costs and expenses in connection with this Agreement, the other Transaction Agreements and the Arrangement, and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the Arrangement or the other Transactions are consummated.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

THOMAS WEISEL PARTNERS GROUP, INC. By: /s/ Mark P. Fisher Name: Mark P. Fisher Title: General Counsel

TWP ACQUISITION COMPANY (CANADA), INC. By: /s/ Mark P. Fisher Name: Mark P. Fisher Title: Secretary

WESTWIND CAPITAL CORPORATION By: /s/ Keith R. Harris Name: Keith R. Harris Title: Chief Financial Officer

LIONEL CONACHER, as Shareholders’ Representative By: /s/ Lionel F. Conacher

EXHIBIT A

DEFINED TERMS

“$” means United States dollars.

“Acquiror Losses” is defined in Section 9.2.

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the total voting power or of any class of Equity Securities of the Company, or those of any of its Subsidiaries, or 20% or more of the consolidated total assets (including Equity Securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person. The term “control” (including its correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Persons, means the possession, directly or indirectly, of the power to direct (or cause the direction) of the management and policies of such Person, whether through the ownership of voting or other securities, by contract, or otherwise.

“Agreement” is defined in the Preamble to this Agreement.

“Annual Financial Statements” is defined in Section 3.5(a).

“Arrangement” means substantially the events or transactions, taken in the sequence indicated, set forth in Exhibit B to this Agreement.

“Arrangement Consideration” is defined in the Recitals to this Agreement.

“Arrangement Indemnification Event” is defined in Section 9.4(b).

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Exhibit D.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective.

“Audit Date” is defined in Section 3.5(a).

“Authorization” means any authorization, approval, consent, certificate, license or permit of or from any Governmental Entity or pursuant to any Law.

“Broker Warrants” means broker warrants owned beneficially by the Company or its Subsidiaries as of the date hereof or granted to the Company or its Subsidiaries after the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in San Francisco, California or Toronto, Ontario, Canada are required or permitted by Law to close.

“CallRightCo” means TWP Holdings Company (Canada), ULC, a Nova Scotia unlimited liability company.

“CallRightCo Common Stock” is defined in Section 4.4.

“Canadian Sub” is defined in the Preamble to this Agreement.

“Canadian Sub Acquisition Shares” means the Exchangeable Shares issuable by the Canadian Sub under the Plan of Arrangement, after giving effect to the application of the allocation procedures set forth therein.

“Canadian Sub Common Stock” is defined in Section 4.4.

“Capital Stock” means: (a) in the case of a corporation, its shares of capital stock, (b) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited), and (c) any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity.

“Cash Payment” means $45,000,000.

“Claim” is defined in Section 9.6(a).

“Claim Notice” is defined in Section 9.6(a).

“Closing” is defined in Section 2.5(b).

“Closing Date” is defined in Section 2.5(b).

“Company” is defined in the Preamble to this Agreement.

“Company Approvals” is defined in Section 3.4(a).

“Company Benefit Plans” is defined in Section 3.15(a).

“Company Board” is defined in the Recitals to this Agreement.

“Company Breach” is defined in Section 9.2.

“Company Class A Common Shares” is defined in Section 3.2(a).

“Company Common Shares” is defined in Section 3.2(a).

“Company Debt” means all liabilities of the Company or any of its Subsidiaries for borrowed money, whether current or funded, secured or unsecured and all obligations of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments.

“Company Disclosure Letter” is defined in the Preamble to Article III.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Recommendation” is defined in Section 3.3(b).

“Company Shares” is defined in Section 3.2(a).

“Conacher Employment Agreement” means the employment agreement of even date herewith and to be effective as of the Closing by and between the Parent and Lionel Conacher.

“Confidentiality Agreements” means the Confidentiality Agreements, dated as of August 10, 2007 and September 6, 2007, respectively, between the Parent and the Company.

“Consideration Shares” means the aggregate Exchangeable Shares and shares of Parent Common Stock to be delivered by Canadian Sub and Parent hereunder pursuant to the Plan of Arrangement, it being understood, however, that the aggregate number of Exchangeable Shares and shares of Parent Common Stock comprising the Consideration Shares shall equal 7,009,112.

“Contract” is defined in Section 3.4(b).

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Environmental Law” means any national, federal, provincial, state or local Law relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Equity Agreement” means the Equity Agreement, in the form of Exhibit H attached hereto to be entered into between the Parent and each of the Shareholders, provided, that in the case of a Shareholder receiving only cash under the Arrangement, “Equity Agreement” refers to the agreement to be entered into with such Shareholder contemplated by Section 6.13.

“Equity Securities” means (a) shares of Capital Stock, and (b) options, warrants, redemption rights, repurchase rights, securities, calls or other rights convertible into, or exercisable or exchangeable for, directly or indirectly, or otherwise entitling any Person to acquire, directly or indirectly, shares of Capital Stock.

“Exchange Act” means the United States Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchangeable Shares” means the non-voting exchangeable shares in the capital stock of Canadian Sub, having substantially the rights, privileges, restrictions and conditions set forth in Annex A to the Plan of Arrangement.

“Exchangeable Share Support Agreement” means the support agreement, substantially in the form of Exhibit L hereto, entered into by and among the Parent, CallRightCo and Canadian Sub on or prior to the Closing Date.

“Excluded Losses” is defined in Section 9.4(a).

“Expenses” means (a) all of the costs and expenses incurred by the Company in connection with this Agreement, the Arrangement and the other transactions contemplated by this Agreement (including the fees and expenses of the Company’s outside accounting and legal advisors, including Davies Ward Phillips & Vineberg LLP), paid or payable by the Company for services up to and including the Effective Time; and (b) the aggregate of any amounts which the Company may as a result of the completion of the Transactions become obligated to pay to Persons who prior to the Closing Date have ceased to be Shareholders and have transferred their Company Shares to the Company pursuant to the Company’s Organizational Documents and the Shareholders’ Agreement or to those individuals listed on Section 3.2(b) of the Company Disclosure Letter, not to exceed the amount by which the value of the Arrangement Consideration exceeds the amount originally paid by the Company to acquire such Persons’ Company Shares.

“Extended Claim” is defined in Section 9.4(b).

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Closing or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal, in each case in the form reasonably approved by the Parent and the Company.

“Financial Statements” is defined in Section 3.5(a).

“GAAP” means (i) with regard to the Company, Canadian generally accepted accounting principles, and (ii) with regard to the Parent, United States generally accepted accounting principles.

“General Termination Date” is defined in Section 9.1(a)

“Governmental Entity” is defined in Section 3.4(a).

“Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon, and (C) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (d) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (e) any obligations, contingent or otherwise, under acceptance credit, letters of credit, or similar facilities; and (f) any guaranty of any of the foregoing.

“Indemnification Termination Dates” is defined in Section 9.1(a).

“Indemnified Party” is defined in Section 9.6(a).

“Indemnifying Party” is defined in Section 9.6(a).

“Initial Liquidated Damages” means, with respect to a Shareholder, the dollar amount representing the Initial Liquidated Damages communicated to such Shareholder pursuant to the Equity Agreement.

“Insurance Policies” is defined in Section 3.18.

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (iv) all other intellectual property or proprietary rights.

“Interim Financial Statements” is defined in Section 3.5(a).

“Interim Order” means the interim order of the Court as contemplated by Section 2.4, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court, in each case in the form reasonably approved by the Parent and the Company.

“ITA” is defined in Section 6.12.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c.28.

“Knowledge of the Company” means the actual knowledge of Lionel Conacher, Keith Harris, and Julie Eisenstat after reasonable inquiry or investigation.

“Knowledge of the Parent” means the actual knowledge of Thomas Weisel, David Baylor or Mark Fisher after reasonable inquiry or investigation.

“Law” means any national, federal, state, provincial, local or foreign statute, ordinance or common law or any rule, regulation or standard, in each case having the force of law, of any Governmental Entity.

“Leased Real Property” is defined in Section 3.11(b).

“Letter of Transmittal” means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement to be completed and signed by each such Shareholder as a condition to receipt of such Shareholder’s portion of the Arrangement Consideration (determined in accordance with the Plan of Arrangement).

“Lien” is defined in Section 3.2(c).

“Losses” is defined in Section 9.3.

“made available”, in respect of any document, refers to the posting of such document on the electronic data room maintained on behalf the Company as of, 6:00 p.m., San Francisco time, on the date that is two calendar days prior to the date of this Agreement, it being understood, however, that a complete list of the documents posted on such electronic data room is set forth on Annex A to the Company Disclosure Letter.

“Material Adverse Effect” means any result, occurrence, change, event, violation, inaccuracy, circumstance, fact or effect (each, an “Effect”) that individually or in the aggregate with any such other Effects (regardless of whether or not such Effect constitutes a breach of any representation or warranty in this Agreement), is or would reasonably be expected to (A) be material and adverse to the assets, liabilities, financial condition, business or results of operations of such Person and its subsidiaries, taken as a whole, or (B) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, except in the case of clause (A) any such Effect (i) resulting from any change in applicable law, (ii) resulting from any change in global, national or regional political conditions or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets, (iii) resulting from any change affecting generally the investment banking industry in the United States or Canada, (iv) resulting from any natural disaster, (v) relating to a change in the market trading price or trading volume of shares of that person, other than as a result of a Material Adverse Effect and (vi) resulting from the public announcement or pendency of the transactions contemplated by this Agreement; provided that with respect to clauses (ii), (iii) and (iv), such matter does not have a materially disproportionate effect on such Person and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and/or its subsidiaries operate.

“Material Contract” is defined in Section 3.13(a)(8).

“Non-Resident of Canada” means (i) a person (other than a partnership) who is a non-resident of Canada for the purposes of the ITA or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA.

“OBCA” means the Ontario Business Corporations Act, as amended from time to time.

“Organizational Documents” means, with respect to any entity, the Certificate of Incorporation, the Articles of Incorporation, By-laws, Articles of Organization, Certificate of Limited Partnership, Certificate of Formation, partnership agreement, limited liability company agreement, formation agreement, joint venture agreement, or other similar constitutive documents of such entity (in each case, as amended through the date of this Agreement).

“Parent” is defined in the Preamble to this Agreement.

“Parent Approvals” is defined in Section 4.5(a).

“Parent Arrangement Shares” means the shares of common stock, par value $0.01 per share, of the Parent to be delivered by the Canadian Sub or CallRightCo either directly in exchange for Company Common Shares and Company Class A Common Shares or in connection with the exchange of Canadian Sub Acquisition Shares in accordance with the terms and conditions of such Canadian Sub Acquisition Shares.

“Parent Breaches” is defined in Section 9.3.

“Parent Common Stock” is defined in Section 4.3.

“Parent Indemnified Parties” is defined in Section 9.2.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Meeting” is defined in Section 4.2(a).

“Parent Recommendation” is defined in Section 4.2(b).

“Parent Reports” is defined in Section 4.6(a).

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Plan of Arrangement” means the plan of arrangement in substantially the form of Exhibit B and any amendments or variations made thereto in accordance with this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order and consented to by the Parent and the Company, each acting reasonably.

“Pledge Agreements” means the Pledge Agreements in the form of Exhibit I attached hereto, between the Parent and each of the Shareholders.

“Pledged Securities” in respect of a Shareholder has the meaning given to such term in the Pledge Agreement to which such Shareholder is a party.

“Pro Rata Share” is defined in Section 9.2.

“Proxy Statement” is defined in Section 6.5.

“Representative” is defined in Section 5.2(a).

“Required Company Information” means that information concerning the Company set forth on Schedule II.

“Requisite Company Vote” is defined in Section 2.4(b).

“Requisite Parent Vote” is defined in Section 4.2(a).

“Satisfied Excluded Losses” is defined in Section 9.4(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Section 85 Election” is defined in Section 6.12.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means any commission, board, agency or body in any state, province or other jurisdiction that is not a governmental entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, ECNs, insurance companies or agents, investment companies or investment advisers, including the Investment Dealers Association of Canada and the Financial Industry Regulatory Authority.

“Shareholder Breach” is defined in Section 9.2.

“Shareholder Claim Notice” is defined in Section 9.2.

“Shareholder Indemnified Parties” is defined in Section 9.3.

“Shareholder List” is defined in Section 3.2(b).

“Shareholders” means holders of the Company Common Shares and Company Class A Common Shares.

“Shareholders’ Agreement” is defined in Section 2.4(f).

“Shareholders Losses” is defined in Section 9.3.

“Shareholders’ Representative” is defined in Section 9.9(a).

“Specific Termination Date” is defined in Section 9.1(a).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Taxing Authority” means any national, federal, possession, state, county, city, municipal, local, foreign or other government, or any political subdivision, agency, department, administration or court of any such government, which has the authority to impose, levy, assess, or collect Taxes, to administer Taxes, to examine Tax Returns or to engage in similar or related activities.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes that are required to be filed with or made available to a Taxing Authority in any jurisdiction by the Company or any of its Subsidiaries.

“Termination Date” is defined in Section 8.2.

“Third Party Claim” is defined in Section 9.7(a).

“Transaction Agreements” means this Agreement, the Voting Agreements, the Plan of Arrangement, the Equity Agreement, the Pledge Agreements, the Letters of Transmittal, the Voting and Exchange Trust Agreement, the Exchangeable Share Support Agreement and all other agreements entered into in connection with the Transactions and all certificates or other instruments delivered in connection therewith, whether contemplated hereunder or thereunder.

“Transactions” means, collectively, the transactions contemplated herein and in the Plan of Arrangement.

“Trustee” means the trustee acting under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement.

“Voting Agreement” means the voting agreement in substantially the form of Exhibit F to be entered into on or prior to the date of this Agreement between the Parent and certain Shareholders.

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement in substantially the form of Exhibit K attached hereto to be entered into on the Closing Date among the Parent, Canadian Sub and the Trustee.

“Voting Commitment” is defined in the Recitals to this Agreement.

“Voting Share” means the share of Special Voting Preferred Stock of the Parent, par value $0.01 per share, having the rights, privileges and preferences set forth in the Certificate of Designations, substantially in the form set forth on Exhibit J hereto.

“Working Capital Shortfall” is defined in Section 9.2(3).